As filed with the Securities and Exchange Commission on March 9, 2004

Registration No. 333-111928

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CUTERA, INC.

(Exact name of registrant as specified in its charter)

Delaware	3845	77-0492262
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3240 Bayshore Blvd.

Brisbane, California 94005

(415) 657-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin P. Connors

President and Chief Executive Officer

Cutera, Inc.

3240 Bayshore Blvd.

Brisbane, California 94005

(415) 657-5500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David J. Saul Philip H. Oettinger WILSON SONSINI GOODRICH & ROSATI, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael W. Hall William C. Davisson LATHAM & WATKINS LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public:   As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 9, 2004

3,532,000 Shares

CUTERA, INC.

Common Stock

$             per share

•	Cutera, Inc. is offering 3,100,000 shares and selling stockholders are offering 432,000 shares of common stock. We will not receive any proceeds from the sale of our common stock sold by the selling stockholders.

•	We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.
•	This is our initial public offering and no public market currently exists for our shares.

•	Trading symbol:
Nasdaq National Market — CUTR.

This investment involves risk. See “ Risk Factors” beginning on page 6.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Cutera, Inc.	$	$
Proceeds, before expenses, to Selling Stockholders	$	$

The underwriters have a 30-day option to purchase up to 465,000 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray

SG Cowen

RBC Capital Markets

The date of this prospectus is              , 2004.

Many Procedures.
Any Patient. One Platform.
Clearview Handpiece provides an unobstructed view of the treatment area
Ergonomic Handpieces are lightweight to minimize user fatigue
Easy-to-use Interface simplifies control while allowing a variety of procedures
Long-pulse Nd:YAG Laser lets practitioners treat all skin types and a range of conditions
Advanced Technology allows a wide range of parameters in an upgradeable platform
CUTERA
www.cutera.com

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or solicitation is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and the related notes appearing elsewhere in this prospectus. References in this prospectus to “we,” “us” and “our” refer to Cutera, Inc. and its subsidiaries.

Our Business

We design, develop, manufacture and market the CoolGlide family of laser and other light-based products for aesthetic treatments. Our easy-to-use products enable dermatologists, plastic surgeons, gynecologists, primary care physicians and other qualified practitioners to offer safe, effective and non-invasive aesthetic procedures to their patients. We commercially launched our first CoolGlide product in March 2000 for hair removal, and every year since then we have introduced at least one new CoolGlide product. Our family of products offers our customers the ability to select the CoolGlide system that best fits their practice. We design our products to allow our customers to cost-effectively upgrade to our newest products, which enables them to add applications to their aesthetic practice and provides us with a source of recurring revenue.

Each of our CoolGlide products consists of one or more handpieces and a console that incorporates a universal graphic user interface, a laser or other light-based module, control system software and high voltage electronics. To date, we have received U.S. Food and Drug Administration clearance to market our CoolGlide products for hair removal and the permanent reduction of hair, for the treatment of vascular lesions, including leg and facial veins, for the treatment of wrinkles, and for the treatment of benign pigmented lesions. We currently sell, market and distribute our products in the United States through a 27-person direct sales force supported by a team of technical service specialists. Internationally, we sell our products through a direct sales force of 14 employees in Australia, Canada, France, Germany, Japan, Spain and the United Kingdom, and through distributors in over 25 additional countries. As of December 31, 2003, we had sold over 1,200 systems and over 240 upgrades, including, in some instances, multiple upgrades to the same customer. We have been profitable since 2000.

Our Opportunity

The market for aesthetic procedures has grown significantly over the past several years. The American Society of Plastic Surgeons estimates that its members treated approximately 2.0 million people in 2002, a 95% increase since 1998. We believe there are several factors contributing to the growth in the number of aesthetic procedures, including:

•	Aging of the U.S. Population. The large “baby boomer” demographic segment and its desire to retain its youthful appearance.

•	Broader Range of Safe and Effective Treatments. Technical developments have improved the effectiveness of aesthetic treatments, while reducing side effects.

•	Changing Practitioner Economics. Managed care and government payor reimbursement restrictions are motivating practitioners to expand their elective aesthetic practices with procedures that are paid for directly by patients.

There are a number of aesthetic procedures that have been developed to improve the appearance of the skin. Many popular treatments require injections or the use of abrasive agents for the removal of hair, treatment of leg and facial veins, and skin rejuvenation. Alternatively, laser and other light-based procedures can non-invasively affect structures within the skin for similar aesthetic results. According to an industry report, an estimated 2.6 million aesthetic laser procedures were performed in the United States in 2002 and an estimated 4.4 million such procedures will be performed in the United States in 2005. This growth in the demand for aesthetic laser and light-based procedures has resulted in an established and growing market for products and technologies that allow physicians to perform these treatments.

Our Products

Our unique CoolGlide family of products provides the benefits of laser and other light-based aesthetic procedures, and is designed to allow our customers to expand their aesthetic practices. Key features of our products include:

•	Multiple Applications Available in a Single System. Our technology platforms enable our customers to perform multiple aesthetic procedures using a single system. This capability can provide significant economic benefit to our customers.

•	Technology and Design Leadership. We believe that we offer innovative and advanced laser and other light-based technologies for the aesthetic market. Our products combine a unique method for cooling with the ability to select the appropriate combination of treatment parameters to customize treatment for each patient or condition.

•	Upgradeable Platform. Owners of our systems may cost-effectively upgrade to add applications as their aesthetic practices expand.

•	Treatments for Broad Range of Skin Types and Conditions. Our products can remove hair safely and effectively on patients of all skin types and hair thicknesses, and can be used to treat large leg veins and small facial veins.

•	Ease of Use. We design our products to be easy to use. Our systems incorporate a universal graphic user interface and one or more ergonomic and lightweight handpieces.

Our Strategy

Our goal is to become the worldwide leading provider of laser and other light-based systems to the aesthetic market by:

•	continuing to develop new products and applications;

•	increasing sales of existing products in the United States;

•	expanding our international presence;

•	broadening our customer base;

•	leveraging our installed base with sales of upgrades; and

•	acquiring complementary products, technologies and businesses.

Our Products and Applications

Our CoolGlide family of products consists of a control console and one or more handpieces. Our products allow the practitioner to adjust the combination of energy level, spot size and pulse duration delivered. The ability to manipulate the combination of these parameters allows our customers to treat a broad range of conditions with a single light-based system. These treatments include hair removal, vein treatments, skin rejuvenation and the treatment of pigmented lesions. Additionally, our products are designed to allow our customers to cost-effectively upgrade to our newest products, which provides us with a source of recurring revenue.

Corporate Information

We were incorporated in Delaware in August 1998 as Acme Medical, Inc. We changed our name to Altus Medical, Inc. in July 1999, and to Cutera, Inc. in January 2004. Our principal executive offices are located at 3240 Bayshore Blvd., Brisbane, California 94005. Our telephone number is (415) 657-5500. Our website is located at www.cutera.com. The information contained on our website is not a part of this prospectus.

CoolGlide® and CoolGlide Excel® are registered trademarks and CoolGlide Genesis, CoolGlide Genesis Plus, CoolGlide Vantage, CoolGlide Xeo, CoolGlide Xeo SA and Cutera are trademarks of Cutera, Inc. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered:

By us	3,100,000 shares

By Selling Stockholders	432,000 shares

Total	3,532,000 shares

Common stock outstanding after this offering	10,088,114 shares

Initial public offering price	$ per share

Use of proceeds	We intend to use the net proceeds received by us from this offering for sales and marketing operations, product research and development, and general corporate purposes, including potential acquisitions of complementary products, technologies or businesses. See “Use of Proceeds.”

Nasdaq National Market symbol	CUTR

The number of shares of common stock that will be outstanding after this offering is based on 6,988,114 shares outstanding as of January 31, 2004, and excludes:

•	20,000 shares of common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $1.55 per share;

•	3,738,625 shares of common stock issuable upon the exercise of options outstanding as of January 31, 2004, under our 1998 Stock Plan at a weighted-average exercise price of $2.85 per share;

•	1,993,238 shares of common stock to be reserved for issuance upon the exercise of options available for grant subsequent to January 31, 2004, under our 2004 Equity Incentive Plan; and

•	200,000 shares to be reserved for future issuance under our 2004 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the underwriters do not exercise their over-allotment option;

•	the conversion of all outstanding shares of our preferred stock into 4,725,000 shares of our common stock; and

•	the adoption of our Amended and Restated Certificate of Incorporation and Bylaws.

Summary Consolidated Financial Data

The following table presents summary historical and unaudited pro forma as adjusted financial data. We derived the summary consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003, and the summary consolidated balance sheet data as of December 31, 2003 from our audited consolidated financial statements. Our historical results are not necessarily indicative of the operating results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,
	2001	2002	2003
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue(1)	$19,328	$28,327	$39,088
Cost of revenue(1)	6,941	9,991	12,317

Gross profit	12,387	18,336	26,771
Operating expenses:
Sales and marketing	5,693	8,602	13,792
Research and development	2,221	2,988	3,448
General and administrative	1,963	5,416	4,367

Total operating expenses(1)	9,877	17,006	21,607

Income from operations	2,510	1,330	5,164
Interest and other income, net	171	85	30

Income before income taxes	2,681	1,415	5,194
Provision for income taxes	(342)	(755)	(2,088)

Net income	$2,339	$660	$3,106

Net income per share:
Basic	$1.58	$0.36	$1.47

Diluted	$0.27	$0.07	$0.35

Weighted-average number of shares used in per share calculations:
Basic	1,480	1,810	2,106

Diluted	8,731	8,811	8,835

Pro forma net income per share (unaudited):
Basic			$0.46

Diluted			$0.35

Weighted-average number of shares used in pro forma per share calculations (unaudited):
Basic			6,794

Diluted			8,835

(1)Includes the following stock-based compensation charges:
Net revenue	$164	$—	$—
Cost of revenue	93	234	240
Total operating expenses	495	963	1,184

	$752	$1,197	$1,424

	As of December 31, 2003
	Actual	Pro Forma As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,290	51,835
Working capital	14,205	55,750
Total assets	24,198	65,743
Redeemable convertible preferred stock	7,372	—
Retained earnings	4,182	4,182
Total stockholders’ equity	7,875	56,792

(1)	On a pro forma as adjusted basis to give effect to the automatic conversion of all outstanding shares of preferred stock into 4,725,000 shares of common stock upon closing of this offering, and to reflect the sale by us of 3,100,000 shares of our common stock in this initial public offering at an assumed initial public offering price of $15.00 per share, the mid-point of the range on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Business

We have a limited history of operations, which could impair our ability to grow significantly.

We were incorporated in 1998 and commercially launched our first product in 2000. Consequently, we have a limited history of operations. The future success of our business will depend on our ability to increase product sales, successfully introduce new products, expand our sales force and distribution network, and control costs, which we may be unable to do. As a result, we may not be able to continue our revenue growth and maintain profitability.

Our future revenue and operating results will depend on our ability to manage the anticipated growth of our business. It may be difficult for us to control costs if we significantly expand our manufacturing capacity. Our success in growing our business also will depend upon the ability of our management team to implement improvements in our operational systems, realize economies of scale, manage multiple development projects, and continue to expand, train and manage our personnel worldwide. If we cannot scale and manage our business appropriately, or manage the introduction of new products, we will not experience our projected growth and our financial results will suffer.

It is difficult to predict future performance, and our success is dependent on a number of factors over which we have limited control. As a result, our financial results may fluctuate unpredictably.

Our limited operating history makes it difficult for us to predict future performance. Historically, the demand for our products has varied from quarter to quarter. Due to the high dollar revenue per system sold, variations in unit sales may cause revenue to vary significantly from quarter to quarter. As a result, it is difficult for us to accurately predict sales for subsequent periods. In addition, we base our production, inventory and operating expenditure levels on anticipated orders. If orders are not received when expected in any given quarter, expenditure levels could be disproportionately high in relation to revenue for that quarter. A number of additional factors, over which we have limited control, may contribute to fluctuations in our financial results, such as:

•	delays in introductions and acceptance of our future products;

•	delays in, or failure of, delivery of components by our suppliers;

•	introductions of new and improved products by competitors;

•	performance of our independent distributors;

•	increases in the length of our sales cycle;

•	fluctuations in foreign currency;

•	changes in our ability to obtain and maintain regulatory approvals; and

•	reductions in the efficiency of our manufacturing processes.

In the event our actual revenue and operating results do not meet our forecasts for a particular period, the market price of our common stock may decline substantially.

Our ability to compete depends upon our ability to innovate, to develop and commercialize new products and product enhancements, and to identify new markets for our technology.

We have created products to apply our technology to hair removal, treatment of veins, skin rejuvenation and the treatment of pigmented lesions. Currently, these applications represent the majority of laser and other light-based aesthetic procedures. To be successful in the future, we must develop new and innovative applications of laser and other light-based technology, identify new markets for our existing technology, and develop new technology that is not light-based. To successfully expand our product offerings, we must:

•	develop or acquire new products that either add to or significantly improve our current products;

•	convince our target customers that our new products or product upgrades would be an attractive revenue-generating addition to their practices;

•	sell our products to non-traditional customers;

•	protect our products with defensible intellectual property; and

•	satisfy and maintain all regulatory requirements for commercialization.

Every year since 2000, we have introduced at least one new product and a corresponding upgrade to our existing products. Historically, these introductions have been a significant component of our financial performance. Our business strategy is based, in part, on our expectation that we will continue to make annual product introductions that we can sell to new customers and to existing customers as upgrades. We may be unable, however, to continue to develop new products and technologies annually, or at all, which could adversely affect our expected growth rate.

Our success depends on market acceptance of our products, many of which have been recently introduced.

All of our products have been introduced within the last four years. It is difficult for us to predict how successful recently introduced products will be over the long term. Our failure to significantly penetrate current or new markets with our products could negatively impact our business, financial condition and results of operations. The market for aesthetic devices is highly competitive and dynamic, and marked by rapid and substantial technological development and product innovations. Demand for our products could be diminished by equivalent or superior products and technologies offered by competitors. Decreases in forecasted demands could leave us with excess inventory, which could become obsolete and have to be written off.

We are involved in costly intellectual property litigation with Palomar Medical Technologies that may hurt our competitive position and may prevent us from selling many of our products and generating revenue.

We are currently involved in a lawsuit brought by one of our public company competitors, Palomar Medical Technologies, which alleges that the manufacture, use and sale of our products for hair removal infringes a patent it has licensed. In the lawsuit, Palomar is attempting to stop us from selling our products for hair removal and to obtain compensatory and treble damages. We are defending ourselves by claiming that we do not infringe the patent and that the patent is invalid and unenforceable. Although we believe that these defenses are meritorious, litigation is unpredictable and we may not prevail. If we do not prevail, we may be ordered to pay substantial damages for past sales and an ongoing royalty for future sales of products found to infringe. If found liable, we could also be ordered to stop selling any products that perform hair removal, representing substantially all of our revenue in 2003. If found liable, we do not know whether we could redesign our products to avoid future infringement. Any public announcement concerning the litigation that is unfavorable to us may result in a decline in our stock price.

In February 2004, the court issued a ruling on a claims construction, or “Markman,” hearing held in June 2003. The parties are now continuing with the discovery phase of this lawsuit. Either party may file a motion for summary judgment at any time, which could accelerate the litigation’s determination. This litigation has been and will continue to be expensive and protracted, and our intellectual property position may be weakened as a result of an adverse ruling. Whether or not we are successful in this lawsuit, this litigation consumes substantial amounts of our financial resources and diverts management’s attention away from our core business.

Palomar may file additional claims against us, or we may file additional claims against Palomar, which could increase the risk, expense and duration of the litigation. For more information regarding this litigation, see “Business — Litigation.”

We may be involved in future costly intellectual property litigation, which could impact our future business and financial performance.

Our industry has been characterized by frequent demands for licenses and litigation. As with Palomar, our competitors or other patent holders may assert that our products and the methods we employ are covered by their patents. In addition, we do not know whether our competitors will apply for and obtain patents that will prevent, limit or interfere with our ability to make, use, sell or import our products. Although we may seek to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, or at all. If, following a successful third-party action for infringement, we cannot obtain a license or redesign our products, we may have to stop manufacturing and marketing our products, and our business would suffer as a result.

We may become involved in litigation not only as a result of alleged infringement of a third party’s intellectual property rights but also to protect our own intellectual property. We have and may hereafter become involved in litigation to protect the trademark rights associated with our company name or the names of our products. We have only recently adopted the name “Cutera,” and do not know whether others will assert that our company name infringes their trademark rights. In addition, names we choose for our products, such as CoolGlide, may be claimed to infringe names held by others. If we have to change the name of our company or products, we may experience a loss in goodwill associated with our brand name, customer confusion and a loss of sales.

Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business. We do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our products, any of which would have a material adverse effect on our business, results of operations and financial condition.

Intellectual property rights may not provide adequate protection for some or all of our products, which may permit third parties to compete against us more effectively.

We rely on patent, copyright, trade secret and trademark laws, and confidentiality agreements to protect our technology and products. As of January 31, 2004, we had four issued U.S. patents, mostly covering our ClearView handpiece design and cooling method. Some of our other components, such as our laser module, electronic control system and high-voltage electronics, are not, and in the future may not, be protected by patents. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products, and use manufacturing processes that are substantially similar to, or superior to, ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Moreover, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

The absence of complete intellectual property protection exposes us to a greater risk of direct competition. Competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position could be adversely affected, as could our business.

We compete against companies that have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or increased operating results.

Our products compete against similar products offered by public companies, such as Candela, Laserscope, Lumenis and Palomar Medical Technologies, as well as other smaller, specialized private companies. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. We also face competition from medical products, such as Botox, an injectable compound used to reduce wrinkles, and collagen injections. Other alternatives to the use of our products include sclerotherapy, a procedure involving the injection of a solution into the vein to collapse it, electrolysis, a procedure involving the application of electric current to eliminate hair follicles, and chemical peels. We may also face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes such factors as:

•	product performance;

•	product pricing;

•	intellectual property protection;

•	quality of customer support;

•	success and timing of new product development and introductions; and

•	development of successful distribution channels, both domestically and internationally.

Some of our competitors have more established products and customer relationships than we do, which could inhibit our market penetration efforts. For example, we have encountered, and expect to continue to encounter, situations where, due to pre-existing relationships, potential customers decided to purchase additional products from our competitors. Potential customers also may need to recoup the cost of expensive products that they have already purchased from our competitors and may decide not to purchase our products, or to delay such purchases. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

In addition, some of our current and potential competitors have significantly greater financial, research and development, manufacturing, and sales and marketing resources than we have. Our competitors could utilize their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing product lines. For example, ESC Medical purchased Coherent’s medical business in 2001 and the surviving company, Lumenis, incorporated competitive product lines and technologies of the predecessor companies into its current products. Given the relatively few competitors currently in the market, any business combination could exacerbate any existing competitive pressures, which could harm our business.

Competition among providers of laser and other light-based devices for the aesthetic market is characterized by rapid innovation, and we must continuously develop new products or our revenues may decline.

While we attempt to protect our products through patents and other intellectual property, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with ours. For example, while our CoolGlide product was the first long-pulse Nd:YAG, or long wavelength, laser system cleared by the FDA for permanent hair reduction on all skin types, competitors have subsequently introduced systems that utilize Nd:YAG lasers, and received FDA clearances to market these products as treating all skin types. We expect that any competitive advantage we may enjoy from other current and future innovations, such as combining multiple handpieces in a single system to treat a variety of applications, may diminish over time, as companies successfully respond to our, or create their own, innovations. Consequently, we believe that we will have to continuously innovate and improve our products and technology to compete successfully. If we are unable to innovate successfully, our products could become obsolete and our revenue will decline as our customers purchase our competitors’ products.

To successfully market and sell our products internationally, we must address many issues with which we have little or no experience.

In the future, we expect our revenue from international operations to comprise a growing percentage of overall revenue. We currently depend on third-party distributors and a relatively new direct sales operation to sell our products internationally, and if these distributors or direct sales personnel underperform we may be unable to increase or maintain our level of international revenue. We will need to attract additional distributors to grow our business and expand the territories in which we sell our products. Distributors may not commit the necessary resources to market and sell our products to the level of our expectations. If current or future distributors do not perform adequately, or we are unable to locate distributors in particular geographic areas, we may not realize expected international revenue growth. Additionally, we expect to expand our direct sales force in Europe and Asia. If we are unable to do so successfully, our revenue from international operations will be adversely affected.

International sales accounted for 19% of our revenue for 2002 and 23% of our revenue for 2003. We believe that an increasing percentage of our future revenue will come from international sales as we expand our overseas operations and develop opportunities in additional international territories. International sales are subject to a number of risks, including:

•	difficulties in staffing and managing our foreign operations;

•	difficulties in penetrating markets in which our competitors’ products are more established;

•	reduced protection for intellectual property rights in some countries;

•	export restrictions, trade regulations and foreign tax laws;

•	fluctuating foreign currency exchange rates;

•	foreign certification and regulatory requirements;

•	lengthy payment cycles and difficulty in collecting accounts receivable;

•	customs clearance and shipping delays;

•	political and economic instability; and

•	preference for locally-produced products.

If one or more of these risks were realized, it could require us to dedicate significant resources to remedy the situation, and if we are unsuccessful at finding a solution, our revenue may decline.

The expense and potential unavailability of insurance coverage for our customers and our company could adversely affect our ability to sell our products and our financial condition.

Some of our customers and prospective customers have had difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and, industry-wide, potential customers may opt against purchasing laser and other light-based products due to the cost and inability to procure insurance coverage.

We have been experiencing steep increases in our product liability insurance premiums. If our premiums continue to rise, we may no longer be able to afford adequate insurance coverage. If we are unable to maintain adequate coverage, potential product liability claims would be paid out of cash reserves, harming our financial condition, operating results and profitability.

If we fail to obtain and maintain necessary U.S. Food and Drug Administration clearances for our products and indications, if clearances for future products and indications are delayed or not issued, or if there are federal or state level regulatory changes, our commercial operations would be harmed.

Our products are medical devices that are subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of or claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance or premarketing approval from the FDA, unless an exemption applies. Either process can be expensive and lengthy. The FDA’s 510(k) clearance process usually takes from three to twelve months, but it can last longer. The process of obtaining premarketing approval is much more costly and uncertain than the 510(k) clearance process and it generally takes from one to three years, or even longer, from the time the application is filed with the FDA.

Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the current treatments for which we offer our products. However, our clearances can be revoked if safety or effectiveness problems develop. We also are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. Our products are also subject to state regulations, which are, in many instances, in flux. Changes in state regulations may impede sales. For example, federal regulations allow our products to be sold to, or on the order of, “licensed practitioners,” as determined on a state-by-state basis. As a result, in some states, non-physicians may legally purchase and operate our products. However, a state could change its regulations at any time disallowing sales to particular types of end users. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recall or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses, or modifications to existing products;

•	withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, they could harm our business.

If we modify one of our FDA approved devices, we may need to seek reapproval, which, if not granted, would prevent us from selling our modified products or cause us to redesign our products.

Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could harm our operating results and require us to redesign our products.

If we fail to comply with the FDA’s Quality System Regulation and laser performance standards, our manufacturing operations could be halted, and our business would suffer.

We are currently required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products involve the use of lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We have been, and anticipate in the future to be, subject to such inspections. Our failure to take satisfactory corrective action in response to an adverse QSR inspection or our failure to comply with applicable laser performance standards could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which would cause our sales and business to suffer.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, exports of medical devices from the United States are regulated by the FDA. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. We may be unable to obtain or maintain regulatory qualifications, clearances or approvals in other countries. We may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market our products or enhancements in international markets effectively, or at all.

Because we do not require training for users of our products, and sell our products to non-physicians, there exists an increased potential for misuse of our products, which could harm our reputation and our business.

Federal regulations allow us to sell our products to or on the order of “licensed practitioners.” The definition of “licensed practitioners” varies from state to state. As a result, our products may be purchased or operated by physicians with varying levels of training, and in many states by non-physicians, including nurse practitioners, chiropractors and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, nor do we require that direct medical supervision occur. We, and our distributors, offer but do not require purchasers or operators of our products to attend training sessions. In addition, we sometimes sell our systems to companies that rent our systems to third parties and that provide a technician to perform the procedure. The lack of training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Product liability suits could be brought against us due to a defective design, material or workmanship, or misuse of our products and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, and underlying tissue damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in litigation related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We may not have sufficient insurance coverage for all future claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves harming our financial condition and reducing our operating results.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

Many of the components and materials that comprise our products are currently manufactured by a limited number of suppliers. A supply interruption or an increase in demand beyond our current suppliers’ capabilities, could harm our ability to manufacture our products until a new source of supply is identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner, or on commercially reasonable terms;

•	difficulty locating and qualifying alternative suppliers for our components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Components used in our products are complex in design, and any defects may not be discovered prior to shipment to customers, which could result in warranty obligations, reducing our revenue and increasing our cost.

In manufacturing our products, we depend upon third parties for the supply of various components. Many of these components require a significant degree of technical expertise to produce. If our suppliers fail to produce components to specification, or if the suppliers, or we, use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised.

If our products contain defects that cannot be repaired easily and inexpensively, we may experience:

•	loss of customer orders and delay in order fulfillment;

•	damage to our brand reputation;

•	increased cost of our warranty program due to product repair or replacement;

•	inability to attract new customers;

•	diversion of resources from our manufacturing and research and development departments into our service department; and

•	legal action.

The occurrence of any one or more of the foregoing could materially harm our business.

We forecast sales to determine requirements for components and materials used in our products and if our forecasts are incorrect, we may experience either delays in shipments or increased inventory costs.

We keep limited materials and components on hand. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to six months in advance and enter into purchase orders on the basis of these requirements. Our limited historical experience may not provide us with enough data to accurately predict future demand. If our business expands, our demand for components and materials would increase and our suppliers may be unable to meet our demand. If we overestimate our component and material requirements, we will have excess inventory, which would increase our expenses. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

If there is not sufficient demand for the procedures performed with our products, practitioner demand for our products could be inhibited, resulting in unfavorable operating results.

Most procedures performed using our products are not reimbursable through government or private health insurance and are therefore elective procedures, the cost of which must be borne by the patient. The decision to utilize our products may therefore be influenced by a number of factors, including:

•	the cost of procedures performed using our products;

•	the cost, safety and effectiveness of alternative treatments;

•	the success of our sales and marketing efforts; and

•	consumer confidence, which may be impacted by economic and political conditions.

If, as a result of these factors, there is not sufficient demand for the procedures performed with our products, practitioner demand for our products could be reduced, resulting in unfavorable operating results.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience and efforts of our officers and other key employees. We do not have employment contracts with any of our officers or other key employees. Any of our officers and other key employees may terminate their employment at any time. In addition, we do not maintain “key person” life insurance policies covering any of our employees. The loss of any of our senior management team members could weaken our management expertise and harm our business.

Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We will face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees, as well as independent distributors, most of whom are geographically dispersed and must be trained in the use and benefits of our products. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm our ability to compete effectively and grow our business.

Any acquisitions that we make could disrupt our business and harm our financial condition.

We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may also consider joint ventures and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition and management of any collaborative project may divert management’s time and resources from our core business and disrupt our operations. We do not have any experience with acquiring companies or products. If we decide to expand our product offerings beyond laser and other light-based products, we may spend time and money on projects that do not increase our revenue. Any cash acquisition we pursue would diminish the proceeds from this offering available to us for other uses, and any stock acquisition would be dilutive to our stockholders. While we from time to time evaluate potential collaborative projects and acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions or collaborative projects.

Our recent name change may lead to customer confusion and increased marketing expense, which would affect our operating results.

Our recent name change from Altus Medical, Inc. to Cutera, Inc. may confuse customers and potential customers who associate our products with our former name. If our customers are confused by the name change, they may not order our products and our operating results would suffer. In addition, we will incur marketing costs in order to promote our new name, which will reduce our overall operating results in the near term.

Risks Related to This Offering

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Before this offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The price of the common stock sold in this offering will not necessarily reflect the market price of our common stock after this offering. The market price for our common stock after this offering will be affected by a number of factors, including:

•	the announcement of new products or service enhancements by us or our competitors;

•	quarterly variations in our or our competitors’ results of operations;

•	announcements related to litigation;

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•	developments in our industry; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

In addition, the stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These factors and price fluctuations may materially and adversely affect the market price of our common stock.

New investors in our common stock will experience immediate and substantial dilution after this offering.

The initial public offering price will be substantially higher than the book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $9.40 in net tangible book value per share of common stock, based on an assumed initial public offering price of $15.00 per share. In addition, the number of shares available for issuance under our stock option and employee stock purchase plans will automatically increase annually without further stockholder approval. Investors will incur additional dilution upon the exercise of stock options and warrants. See “Dilution.”

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after this offering, including shares issued upon the exercise of options or warrants, the market price of our common stock could decline. There will be approximately 6,556,114 shares of common stock eligible for sale beginning 180 days after the date of this prospectus upon the expiration of lock-up arrangements between our stockholders and underwriters. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. See “Shares Eligible for Future Sale.”

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock collectively will control approximately 57% of our outstanding common stock, without giving effect to the purchase of shares by any such persons in this offering. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

The net proceeds of this offering will be allocated to sales and marketing operations, research and development, and general corporate purposes, as well as potential acquisitions of complementary businesses, products or technologies. Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions.

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that could discourage a takeover.

Our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

•	a classified board of directors;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a supermajority stockholder vote requirement for amending certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws;

•	limitations on stockholder actions by written consent; and

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror.

These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed, implied or inferred by these forward-looking statements. Such factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements are only predictions. Actual events or results may differ materially. We undertake no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 3,100,000 shares of common stock that we are selling in this offering will be approximately $41.5 million, based on an assumed initial public offering price of $15.00 per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $48.0 million.

Of the net proceeds that we will receive from the offering, we expect to use approximately:

•	$15.0 million for our sales and marketing operations; and

•	$5.0 million for product research and development.

We intend to use the remainder of the net proceeds for general corporate purposes. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transactions and are not involved in negotiations to do so. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending these uses, we intend to invest the net proceeds of this offering primarily in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including earnings, capital requirements, financial condition, prospects and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to the automatic conversion of all outstanding shares of our preferred stock into 4,725,000 shares of common stock, and the sale by us of 3,100,000 shares of common stock at an assumed initial public offering price of $15.00 per share, the mid-point of the range on the front cover of this prospectus, less underwriting discounts and commissions and estimated offering expenses.

	As of December 31, 2003
	Actual	Pro Forma As Adjusted (unaudited)
	(in thousands, except share data)
Redeemable convertible preferred stock, $0.001 par value; 4,784,000 shares authorized, 4,725,000 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	$7,372	$—

Stockholders’ equity:
Common stock, $0.001 par value; 20,000,000 shares authorized, 2,229,514 shares issued and outstanding, actual; and 10,054,514 shares issued and outstanding, pro forma as adjusted	2	10
Additional paid-in capital	7,579	56,488
Deferred stock-based compensation	(3,888)	(3,888)
Retained earnings	4,182	4,182

Total stockholders’ equity	7,875	56,792

Total capitalization	$15,247	$56,792

The table above excludes, as of January 31, 2004:

•	20,000 shares of common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $1.55 per share;

•	3,738,625 shares of common stock issuable upon the exercise of options outstanding as of January 31, 2004 under our 1998 Stock Plan at a weighted-average exercise price of $2.85 per share;

•	1,993,238 shares of common stock to be reserved for issuance upon the exercise of options available for grant subsequent to January 31, 2004, under our 2004 Equity Incentive Plan; and

•	200,000 shares to be reserved for future issuance under our 2004 Employee Stock Purchase Plan.

The table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value as of December 31, 2003 was $7.4 million. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the number of shares of our common stock outstanding on December 31, 2003, and assumes the automatic conversion of all of our outstanding shares of preferred stock into 4,725,000 shares of our common stock immediately prior to the closing of this offering.

Dilution per share to new investors represents the difference between the amount per share paid by new investors who purchase shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering. Giving effect to the sale of shares of our common stock offered by us at the assumed initial public offering price of $15.00 per share, the midpoint of the range on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible as adjusted book value as of December 31, 2003, would have been approximately $56.3 million. This amount represents an immediate increase in pro forma net tangible book value of $3.47 per share to our existing stockholders, and an immediate dilution in pro forma net tangible book value of $9.40 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of December 31, 2003	$3.33
Decrease per share due to assumed conversion of all shares of preferred stock	(1.20)

Pro forma net tangible book value per share as of December 31, 2003	2.13
Increase per share attributable to new investors	3.47

Pro forma as adjusted net tangible book value per share after the offering		5.60

Dilution per share to new investors		$9.40

The following table sets forth, on a pro forma as adjusted basis, as of December 31, 2003, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses at an assumed initial public offering price of $15.00 per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	6,954,514	69%	$7,739,000	14%	$1.11
New investors	3,100,000	31	46,500,000	86	$15.00

Total	10,054,514	100%	$54,239,000	100%

Assuming the exercise in full of all options and warrants outstanding as of December 31, 2003, the number of shares purchased by existing stockholders would be increased by 3,811,913 shares to 10,766,427 shares, total consideration paid by them would be increased by approximately $10,762,114 to $18,501,114 and the average price per share paid by them would be increased by $0.61 per share to $1.72 per share.

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 66% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 3,565,000, or approximately 34% of the total number of shares of our common stock outstanding after this offering.

The tables above exclude, as of December 31, 2003:

•	20,000 shares of common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $1.55 per share;

•	3,791,913 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2003, under our 1998 Stock Plan at a weighted-average exercise price of $2.83 per share;

•	1,973,550 shares of common stock to be reserved for future issuance upon the exercise of options available for future grant subsequent to December 31, 2003, under our 2004 Equity Incentive Plan; and

•	200,000 shares to be reserved for future issuance under our 2004 Employee Stock Purchase Plan.

The exercise of options and warrants, all of which have an exercise price less than the assumed initial public offering price would increase the dilution to new investors an additional $0.76 per share, to $10.16 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, and the related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this prospectus. We derived the consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from our audited consolidated financial statements not included in this prospectus. We derived the consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003, and the consolidated balance sheet data as of December 31, 2002 and 2003, from our audited consolidated financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of future operating results.

	Years Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue(1)	$100	$9,531	$19,328	$28,327	$39,088
Cost of revenue(1)	413	3,365	6,941	9,991	12,317

Gross profit (loss)	(313)	6,166	12,387	18,336	26,771
Operating expenses:
Sales and marketing(1)	706	2,794	5,693	8,602	13,792
Research and development(1)	1,333	1,539	2,221	2,988	3,448
General and administrative(1)	419	989	1,963	5,416	4,367

Total operating expenses	2,458	5,322	9,877	17,006	21,607

Income (loss) from operations	(2,771)	844	2,510	1,330	5,164
Interest and other income, net	57	193	171	85	30

Income (loss) before income taxes	(2,714)	1,037	2,681	1,415	5,194
Provision for income taxes	—	—	(342)	(755)	(2,088)

Net income (loss)	$(2,714)	$1,037	$2,339	$660	$3,106

Net income (loss) per share:
Basic	$(3.04)	$0.97	$1.58	$0.36	$1.47

Diluted	$(3.04)	$0.13	$0.27	$0.07	$0.35

Weighted-average number of shares used in per share calculations:
Basic	892	1,064	1,480	1,810	2,106

Diluted	892	8,008	8,731	8,811	8,835

(1)Includes the following stock-based compensation charges:
Net revenue	$—	$—	$164	$—	$—
Cost of revenue	—	—	93	234	240
Sales and marketing	—	—	262	366	382
Research and development	—	—	113	287	351
General and administrative	—	—	120	310	451

	$—	$—	$752	$1,197	$1,424

	As of December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,184	$3,562	$6,354	$8,276	$10,290
Working capital	4,180	4,768	7,854	8,896	14,205
Total assets	4,913	7,038	12,475	15,426	24,198
Redeemable convertible preferred stock	7,272	7,272	7,272	7,272	7,372
Retained earnings (deficit)	(2,960)	(1,923)	416	1,076	4,182
Total stockholders’ equity (deficit)	(2,958)	(1,918)	1,226	3,106	7,875

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We design, develop, manufacture and market the CoolGlide family of laser and other light-based products for aesthetic treatments. Our products enable our customers to remove hair, treat leg and facial veins, rejuvenate skin and treat pigmented lesions. Our customers consist generally of dermatologists, plastic surgeons, gynecologists, primary care physicians and other qualified practitioners. From inception in August 1998 through the fourth quarter of 1999, we were principally engaged in developing our first product, CoolGlide CV, for hair removal. Since 2000, we have continued to develop new products and have introduced at least one new CoolGlide product each year, and we have added a new product in 2004. Our products are designed to allow our customers to cost-effectively upgrade to our newest products. As of December 31, 2003, we had sold over 1,200 systems and over 240 upgrades, including, in some instances, multiple upgrades to the same customer. We have been profitable since 2000 and, as of December 31, 2003, had retained earnings of $4.2 million.

We derive revenue primarily from the sale of our aesthetic laser and other light-based products and upgrades. For 2001, 2002 and 2003, we derived 97%, 91% and 84%, respectively, of our revenue from product sales, and 3%, 5% and 11%, respectively, of our revenue from product upgrades. The balance of our revenue is derived from product service, which we expect to increase over time as our installed base grows and related warranties expire. As we introduce new products with greater functionality, our revenue tends to shift towards these newer products. Due to the high dollar revenue per system sold, variations in unit sales may significantly impact revenue in a given quarter.

We sell our products directly in the United States, Canada, Australia, Japan and major European markets, and use distributors to sell our products in countries where we do not have a direct presence, or to complement our direct sales force in selected countries. For 2001, 2002 and 2003, we derived 28%, 19% and 23%, respectively, of our revenue from sales of our products outside the United States through a combination of direct and distributor sales. We expect to generate a greater percentage of our revenue from international sales in the future. As of December 31, 2003, we had approximately 40 employees in sales worldwide, and distributors located in more than 25 countries. As our international sales increase, currency fluctuations may affect our international revenue.

We incurred net operating losses from inception through 1999. As of December 31, 2001, we had used all of our operating loss carryforwards. We recorded a provision for income taxes during 2001, 2002 and 2003. The effective tax rates during 2001, 2002 and 2003 were approximately 13%, 53% and 40%, respectively.

We have a limited history of operations. We anticipate that our quarterly results of operations may fluctuate for the foreseeable future due to several factors, including delays in introduction and acceptance of future products, delays in our manufacturing operations, introduction of new and improved products by competitors, and the performance of our direct sales force and distributors. We expect our operating expenses to increase in the future as a result of increased sales and marketing expenses to promote revenue growth and geographic expansion, continued research and development of new products and technologies, and increased general and administrative expenses to keep pace with our overall growth and the costs of being a public company. Our limited history makes accurate predictions of future operating results difficult.

Results of Operations

Years Ended December 31, 2002 and December 31, 2003

Net Revenue.    Revenue is derived from the sale of new products and upgrades, and product service. Net revenue increased $10.8 million, from $28.3 million in 2002 to $39.1 million in 2003. Sales in the United States and international sales accounted for $7.2 million and $3.6 million, respectively, of the increase. The increase was primarily attributable to sales resulting from the introduction of our CoolGlide Xeo product in March 2003, including sales of upgrades to our installed base, which together accounted for $17.1 million in net revenue, partially offset by a decrease of $7.2 million in sales of our other products. Revenue shifted from other older products to the new CoolGlide Xeo product that offers our customers maximum functionality. Service revenue increased $858,000 between these two years. The increase in service revenue resulted from sales of annual service contracts to our customers with expired warranties.

Cost of Revenue.    Our cost of revenue consists primarily of material, labor and manufacturing overhead expenses. Cost of revenue increased $2.3 million, from $10.0 million in 2002 to $12.3 million in 2003. The increase was primarily attributable to increases of $1.4 million in labor and overhead costs associated with greater sales of our products and $787,000 in higher material costs. As a percentage of net revenue, cost of revenue decreased from 35% in 2002 to 32% in 2003. The improved margin is the result of higher average selling prices of our new products.

Sales and Marketing.    Sales and marketing expenses consist primarily of personnel costs and costs related to customer-attended workshops, trade shows and advertising. Sales and marketing expenses increased $5.2 million, from $8.6 million in 2002 to $13.8 million in 2003. The increase was primarily attributable to an increase of $2.4 million in personnel costs and $922,000 in related travel expenses associated with the expansion of our sales force. Promotional costs increased $1.5 million primarily due to our increased number of customer workshops, trade shows and international promotional efforts. The impact of the increased workshops, trade shows and international promotional efforts was $350,000, $200,000 and $600,000, respectively. As a percentage of net revenue, sales and marketing expenses increased from 30% in 2002 to 35% in 2003.

Research and Development.    Research and development expenses consist primarily of personnel costs, clinical and regulatory costs, and material costs. Research and development expenses increased $460,000, from $3.0 million in 2002 to $3.4 million in 2003. The increase was primarily attributable to an increase of $278,000 in personnel costs related to hiring additional engineers and $166,000 of higher material costs related to the launch of the CoolGlide Xeo product. As a percentage of net revenue, research and development expenses decreased from 11% in 2002 to 9% in 2003.

General and Administrative.    General and administrative expenses consist primarily of personnel costs, legal and accounting fees, and other general operating expenses. General and administrative expenses decreased $1.0 million, from $5.4 million in 2002 to $4.4 million in 2003. The decrease was primarily attributable to a $1.2 million write-off of costs associated with our withdrawn initial public offering in June 2002, partially offset by $227,000 in higher accounting expenses associated with our planned 2003 initial public offering. As a percentage of net revenue, general and administrative expenses decreased from 19% in 2002 to 11% in 2003.

Interest and Other Income, Net.    Interest and other income, net decreased from $85,000 in 2002 to $30,000 in 2003. The decrease was attributable to lower interest rates, partially offset by higher average cash and cash equivalents balances.

Provision for Income Taxes.    Provision for income taxes increased $1.3 million, from $755,000 in 2002 to $2.1 million in 2003. The increase was attributable to an increase in pre-tax income resulting from increased net revenue. The effective tax rate for 2003 was approximately 40%, compared to our statutory tax rate of approximately 39%. The effective tax rate for 2002 was approximately 53% primarily due to stock-based compensation charges on incentive stock options that are not tax deductible.

Years Ended December 31, 2001 and December 31, 2002

Net Revenue.    Net revenue increased $9.0 million, from $19.3 million in 2001 to $28.3 million in 2002. Sales in the United States increased by $9.1 million, partially offset by a decrease of $54,000 in international sales. The increase was primarily attributable to U.S. sales resulting from the introduction of our CoolGlide Vantage product in March 2002, including sales of upgrades to our installed base, which together accounted for $13.7 million in net revenue, partially offset by a decrease of $5.4 million in sales of our other products. Service revenue increased $703,000 between these two years. The increase in service revenue resulted from sales of annual service contracts to our customers with expired warranties.

Cost of Revenue.    Cost of revenue increased $3.1 million, from $6.9 million in 2001 to $10.0 million in 2002. The increase was primarily attributable to an increase of $2.0 million in labor and overhead costs associated with greater sales of our products and $1.4 million in higher material costs including an increase in inventory reserves as a result of higher inventory levels. As a percentage of net revenue, cost of revenue decreased from 36% in 2001 to 35% in 2002.

Sales and Marketing.    Sales and marketing expenses increased $2.9 million, from $5.7 million in 2001 to $8.6 million in 2002. The increase was primarily attributable to an increase of $1.3 million in personnel costs associated with the expansion of our sales force, $1.2 million in higher promotional expenses and $311,000 in additional travel expenses. As a percentage of net revenue, sales and marketing expenses increased from 29% in 2001 to 30% in 2002.

Research and Development.    Research and development expenses increased $767,000, from $2.2 million in 2001 to $3.0 million in 2002. The increase was primarily attributable to an increase in consulting service costs of $215,000 and higher material costs of $181,000 related to the development of our CoolGlide Vantage product, deferred stock-based compensation charges of $174,000, and higher personnel costs of approximately $139,000 related to hiring additional engineers and regulatory staff. As a percentage of net revenue, research and development expenses were 11% in each of 2001 and 2002.

General and Administrative.    General and administrative expenses increased $3.4 million, from $2.0 million in 2001 to $5.4 million in 2002. The increase was primarily attributable to $1.9 million of higher legal expenses in connection with two lawsuits, and $1.2 million in higher legal, accounting and printing fees associated with our withdrawn initial public offering. As a percentage of net revenue, general and administrative expenses increased from 10% in 2001 to 19% 2002.

Interest and Other Income, Net.    Interest and other income, net decreased $86,000, from $171,000 in 2001 to $85,000 in 2002. The decrease was attributable to lower interest rates, partially offset by higher average cash and cash equivalents balances.

Provision for Income Taxes.    Provision for income taxes increased $413,000, from $342,000 in 2001 to $755,000 in 2002. During 2001, we fully utilized all of our net operating loss carryforwards and released the $760,000 valuation allowance against our deferred tax asset. The provision for income taxes in 2002 was comprised of a current income tax charge of approximately $1.1 million, offset by a change in our deferred tax asset of $310,000. The effective tax rate for 2002 was approximately 53% compared to our statutory tax rate of approximately 38%. The difference between the effective rate and the statutory rate was primarily due to stock-based compensation charges on incentive stock options that are not tax deductible. The effective tax rate for 2001 was approximately 13% primarily due to a release of the valuation allowance against our deferred tax asset.

Deferred Stock-Based Compensation

We record deferred stock-based compensation for financial reporting purposes as the difference between the exercise price of options granted to employees and the estimated fair value of our common stock at the time of grant. Deferred stock-based compensation is amortized on a straight-line basis to cost of revenue, sales and marketing expenses, research and development expenses, and general and administrative expenses. Deferred stock-based compensation recorded through December 31, 2003 was $6.8 million, with accumulated amortization of $2.9 million. The remaining $3.9 million will be amortized over the vesting periods of the options, generally four years from the date of grant. We currently expect to record amortization expense for employee deferred stock-based compensation as follows:

For the Year	Amount
2004	$1.5 million
2005	$1.3 million
2006	$0.7 million
2007	$0.4 million

Stock-based compensation expenses related to stock options granted to non-employees are recognized as the stock options are earned. The amount of stock-based compensation expenses to be recorded in future periods may decrease if unvested options are subsequently cancelled. Our stock-based compensation expenses will fluctuate as the fair market value of our common stock fluctuates.

Liquidity and Capital Resources

Since our inception, we have funded our operations principally from two private placements of preferred stock during 1998 and 1999 that resulted in aggregate net proceeds of $7.3 million, and through cash flow from operations.

As of December 31, 2003, we did not have any outstanding or available debt financing arrangements, we had working capital of $14.2 million, and our primary source of liquidity was $10.3 million in cash and cash equivalents.

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of December 31, 2003, excluding the redeemable convertible preferred stock to be converted into common stock upon completion of this offering:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating leases	$9,831,000	$679,000	$1,945,000	$2,930,000	$4,277,000

The long-term commitments under operating leases shown above consist of payments related to our real estate lease in Brisbane, California, expiring January 2014, and our real estate lease in Burlingame, California.

In February 2004, we terminated our Burlingame, California facility lease and incurred a termination charge of $250,000. The termination of this agreement will result in a reduction of our operating lease commitments of $166,000 and $152,000 for 2004 and 2005, respectively.

Years Ended December 31, 2002 and December 31, 2003

Net Cash Provided by Operating Activities.    Net cash provided by operating activities was $2.7 million and $2.6 million for 2002 and 2003, respectively. During 2003, net cash provided by operating activities primarily resulted from $3.1 million of net income, adjusted for non-cash stock-based compensation expenses, an increase in accounts payable, accrued liabilities and deferred revenue, offset by an increase in accounts receivable. The stock-based compensation expense primarily relates to employee stock options granted during 2001 and 2003, at below estimated fair value. The increase in accounts payable is primarily due to increased purchases of raw materials. The increase in accrued liabilities is primarily due to an increase in payroll, income tax and professional fee accruals. The increase in deferred revenue is primarily due to the sale of additional service contracts. The increase in accounts receivable is primarily due to an increase in revenues.

Net Cash Used in Investing Activities.    Net cash used in investing activities was $778,000 and $779,000 for 2002 and 2003, respectively. Our investing activities consisted principally of capital expenditures for equipment and machinery relating to manufacturing, research and development, and other operating activities.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities was $23,000 and $208,000 for 2002 and 2003, respectively. The cash provided by financing activities in these two years was attributable to proceeds from the exercise of stock options and warrants.

Years Ended December 31, 2001 and 2002

Net Cash Provided by Operating Activities.    Net cash provided by operating activities was $3.2 million in 2001 and $2.7 million in 2002. During 2001 and 2002, net cash provided by operating activities resulted primarily from net income adjusted for stock-based compensation expense, increases in accounts receivable and deferred tax assets and accrued liabilities. The increases in accounts receivable and accrued expenses were primarily due to increases in revenues and warranty reserves, respectively. The increase in our deferred tax asset in 2001 was primarily due to the release of a valuation allowance against the asset.

Net Cash Used in Investing Activities.    Net cash used in investing activities was $313,000 in 2001 and $778,000 in 2002. In 2002, we acquired a licensing agreement for our CoolGlide products in the amount of $538,000. Other investing activities consist principally of capital expenditures for equipment and machinery relating to manufacturing, research and development, and other operating activities.

Net Cash Provided by (Used in) Financing Activities.    Net cash provided by (used in) financing activities was $(65,000) in 2001 and $23,000 in 2002. The cash used by financing activities in 2001 was primarily attributable to repayments of a line of credit.

We expect to continue to generate positive cash flows from operations in the future. Our future capital requirements depend on a number of factors, including the rate of market acceptance of our current and future products, the resources we devote to developing and supporting our products, and continued progress of our research and development of new products.

We expect to increase capital expenditures consistent with our anticipated growth in manufacturing, infrastructure and personnel. We also may increase our capital expenditures as we expand our product lines or invest to address new markets.

We believe that the net proceeds from this offering, together with our current cash and investment balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock, and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosures at the date of the financial statements. On a periodic basis, we evaluate our estimates, including those related to accounts receivable, inventories, warranty reserve, income taxes and deferred stock-based compensation. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from those estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.    We recognize distributor and non-distributor revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, as amended by SAB Nos. 101A and 101B. SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed and determinable; and collectibility is reasonably assured. Determination of whether persuasive evidence of an arrangement exists and whether delivery has occurred or services have been rendered are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered, and the collectibility of those fees. Service revenue is recognized as the services are provided and, for service contracts, is recognized over the period of the applicable contract. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Accounts Receivable.    We perform periodic credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of current credit information. We monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates that we have in the past.

Warranty Reserve.    We provide for the estimated cost of product warranties at the time revenue is recognized. As we sell new products to our customers, we must exercise considerable judgment in estimating the expected failure rates. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory.    We state our inventories at the lower of cost or market, computed on a standard cost basis, which approximates actual cost on a first-in, first-out basis and market being determined as the lower of replacement cost or net realizable value. Standard costs are monitored on a monthly basis and updated annually and as necessary to reflect changes in raw material costs and labor and overhead rates. Inventory reserves are established when conditions indicate that the selling price could be less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand and reductions in selling prices. Inventory reserves are measured as the difference between the cost of inventory and estimated market value. Inventory reserves are charged to cost of revenue and establish a lower cost basis for the inventory. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to changing technology and customer demand levels. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins.

Accounting for Income Taxes.    We account for income taxes under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes.” Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because we assume that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, giving rise to a deferred tax asset. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance.

Stock-Based Compensation.    We have stock option plans to reward our employees. We account for these plans under the recognition and measurement principles of Accounting Principles Board, or APB, Opinion No. 25 and related interpretations and apply the disclosure provisions of SFAS No. 123, as amended by SFAS No. 148. We have recorded employee stock-based compensation based upon the difference between the estimated fair value of common stock on the date of grant and the option exercise price. We estimated the fair value of our common stock based upon several factors, including progress and milestones attained in our business, sales of convertible preferred stock, changes in valuations of existing comparable public companies and the expected valuation we would obtain in an initial public offering. We amortize employee stock-based compensation on a straight-line basis over the vesting terms of the underlying options. We issue stock options to non-employees, generally for services, which we account for under the provisions of SFAS No. 123 and Emerging Issues Task Force, or EITF, No. 96-18. These options are valued using the Black-Scholes option valuation model and are subject to periodic adjustment as the underlying options vest. Changes in fair value are amortized over the vesting period on a straight-line basis.

Quantitative and Qualitative Disclosures About Market Risk

We invest our excess cash primarily in U.S. government securities and investment-grade marketable debt securities of financial institutions and corporations. These instruments have maturities of three months or less when acquired. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. Accordingly, we believe that, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

Although substantially all of our sales and purchases are denominated in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products. We do not believe, however, that we currently have significant direct foreign currency exchange rate risk and have not hedged exposures denominated in foreign currencies.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. During December 2003, the FASB issued FIN 46R, a revision to FIN 46. FIN 46R provides a broad deferral of the latest date by which all public entities must apply FIN 46 to certain variable interest entities, to the first reporting period ending after March 15, 2004. We do not expect the adoption of FIN 46 to have a material impact upon our financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. While the effective date of certain elements of SFAS No. 150 has been deferred, we do not expect the adoption of SFAS No. 150 to have a material impact upon our financial position, cash flows or results of operations.

BUSINESS

Overview

We design, develop, manufacture and market our CoolGlide products for aesthetic treatments. Our easy-to-use family of laser and other light-based products enables dermatologists, plastic surgeons, gynecologists, primary care physicians and other qualified practitioners to perform safe, effective and non-invasive aesthetic procedures for their patients. We commercially launched our first CoolGlide product in March 2000 for hair removal, and every year since then we have introduced at least one new CoolGlide product. To date, we have received FDA clearance to market our CoolGlide products for hair removal and the permanent reduction of hair, for the treatment of vascular lesions, including leg and facial veins, for the treatment of wrinkles, and for the treatment of benign pigmented lesions.

Each of our CoolGlide products consists of one or more handpieces and a console that incorporates a universal graphic user interface, a laser or other light-based module, control system software and high voltage electronics. We offer our customers the ability to select the CoolGlide system that best fits their practice. We design our products to allow our customers to cost-effectively upgrade to our newest products, which enables them to add applications to their aesthetic practice and provides us with a source of recurring revenue.

Millennium Research Group’s 2002 Aesthetic Lasers Report estimates that over 2.6 million aesthetic laser procedures were performed in the United States in 2002 and an estimated 4.4 million such procedures will be performed in the United States in 2005. This growth in the demand for aesthetic laser and other light-based procedures has resulted in an established and growing market for products and technologies that allow practitioners to perform these treatments.

We currently sell, market and distribute our products in the United States through a direct sales force of 27 representatives. Internationally, we sell our products through a direct sales force of 14 employees in seven countries, and through distributors in over 25 additional countries. As of December 31, 2003, we had sold over 1,200 systems and over 240 upgrades, including, in some instances, multiple upgrades to the same customer. We have been profitable since 2000.

The Structure of Skin and Conditions that Affect Appearance

The skin is the body’s largest organ and is comprised of layers called the epidermis and dermis. The epidermis is the outer layer, and serves as a protective barrier for the body. It contains cells that determine pigmentation, or skin color. The underlying layer of skin, the dermis, contains hair follicles and large and small blood vessels that are found at various depths below the epidermis. Collagen, also found within the dermis, provides strength and flexibility to the skin.

Many factors, such as age, sun damage and the human body’s diminished ability to repair and renew itself over time, can result in aesthetically unpleasant changes in the appearance of the skin. These changes can include undesirable hair growth. Additionally, blood vessels can enlarge or swell due to circulatory changes and become visible at the skin’s surface in the form of unsightly veins. Collagen can deteriorate, thereby weakening the skin, leading to wrinkles and looseness. Long-term sun exposure can result in uneven pigmentation, or sun spots. People with undesirable hair growth or the above mentioned skin conditions often seek aesthetic treatments to improve their appearance.

The Market for Aesthetic Procedures

The market for aesthetic procedures has grown significantly over the past several years. The American Society of Plastic Surgeons estimates that its members treated approximately 2.0 million people in 2002, representing a 95% increase since 1998. We believe there are several factors contributing to the growth of aesthetic procedures, including:

•	Aging of the U.S. Population. The “baby boomer” demographic segment, currently ages 39 to 57, represents over 27% of the U.S. population. The size of this aging segment, and its desire to retain a youthful appearance, have driven the growth for aesthetic procedures.

•	Broader Range of Safe and Effective Treatments. Technical developments have led to safe, effective, easy-to-use and low-cost treatments with fewer side effects, resulting in broader adoption of aesthetic procedures by practitioners. In addition, technical developments have enabled practitioners to offer a broader range of treatments. Finally, these technical developments have reduced the required treatment and recovery time, which in turn has led to greater patient demand.

•	Changing Practitioner Economics. Managed care and government payor reimbursement restrictions in the United States, and similar payment related constraints outside the United States, are motivating practitioners to establish or expand their elective aesthetic practices with procedures that are paid for directly by patients. As a result, in addition to the traditional users such as dermatologists and plastic surgeons, other practitioners, such as gynecologists and primary care physicians, have begun to perform these procedures.

Aesthetic Procedures for Improving the Skin’s Appearance and Their Limitations

Many alternative therapies are available for treatment of conditions that affect a person’s appearance by treating specific structures within the skin. These procedures utilize injections or abrasive agents to reach different depths of the dermis and the epidermis. In addition, non-invasive treatments have been developed that employ laser and other light-based technologies to achieve similar therapeutic outcomes. Some of these more common therapies and their limitations are described below.

Hair Removal.    Techniques for hair removal include waxing, depilatories, tweezing, shaving, electrolysis and laser and other light-based hair removal. The only techniques that provide a long-lasting solution are electrolysis and laser and other light-based hair removal. Electrolysis is usually painful, time-consuming and expensive for large areas, but is the only permanent method for removing light-colored hair. During electrolysis, an electrologist inserts a needle directly into a hair follicle and activates an electric current in the needle. Since electrolysis only treats one hair follicle at a time, the treatment of an area as small as an upper lip may require numerous visits and up to ten hours of treatment. In addition, electrolysis can cause blemishes and infection related to needle use. Despite the time-consuming and painful nature of electrolysis, approximately 1.0 million procedures were performed in the United States in 2001, according to the Millenium Research Group’s 2002 Aesthetic Lasers Report.

Leg and Facial Veins.    The current aesthetic treatment methods for leg and facial veins include sclerotherapy and laser-based treatments. With these treatments, patients seek to eliminate visible veins and improve overall skin appearance. Sclerotherapy requires a skilled practitioner to inject a saline or detergent-based solution into the target vein, which breaks down the vessel causing it to collapse and be absorbed into the body. The need to correctly position the needle on the inside of the vein makes it difficult to treat smaller veins, which limits the treatment of facial vessels and small leg veins. The American Society of Plastic Surgeons estimates that its members performed over 500,000 sclerotherapy procedures in 2002.

Skin Rejuvenation.    Non-light-based skin rejuvenation treatments include a broad range of popular alternatives, including Botox and collagen injections, chemical peels and microdermabrasions. With these treatments, patients hope to improve overall skin tone and texture, reduce pore size, and remove other signs of aging, including mottled pigmentation, diffuse redness and wrinkles. All of these procedures are temporary solutions and must be repeated within several weeks or months to sustain their effect, thereby increasing the cost and inconvenience to patients. For example, the body absorbs Botox and collagen and patients require supplemental injections every three to six months to maintain the benefits of the treatment.

Other skin rejuvenation treatments, such as chemical peels and microdermabrasions, can have undesirable side effects. Chemical peels use acidic or caustic solutions to peel away the epidermis, and microdermabrasion generally utilizes sand crystals to resurface the skin. These techniques can lead to post-procedure stinging, redness, irritation and scabbing. In addition, more serious complications, such as changes in skin color, can result from deeper chemical peels. Patients that undergo these deep chemical peels are also advised to avoid exposure to the sun for several months following the procedure. The American Society of Plastic Surgeons estimates that in 2002 its members performed over 1.1 million Botox and over 400,000 collagen injection procedures, over 900,000 chemical peels and over 900,000 microdermabrasion procedures.

Laser and Other Light-Based Aesthetic Treatments

Laser and other light-based aesthetic treatments can achieve therapeutic results by non-invasively affecting structures within the skin. The development of safe and effective aesthetic treatments has created a well-established and growing market for these procedures. The 2002 Epilation Market Report, published by Michael Moretti, Medical Insight, estimates a $2.4 billion worldwide market for laser and other light-based hair removal procedures in 2002, and projects this market will grow to over $3.3 billion by 2005. Millennium Research Group estimates that over 2.6 million aesthetic laser procedures were performed in the United States in 2002, and estimates that this number will increase to over 4.4 million in 2005, as follows:

Laser and Other Light-Based Aesthetic Procedures	Estimated Procedures
	2002	2005
Hair Removal	1,100,000	1,520,000
Non-Ablative Skin Resurfacing	708,000	1,267,000
Pigmented Lesion or Tattoo Removal	327,500	386,500
Vascular Lesion Removal	270,000	300,000
Ablative Skin Resurfacing	125,500	134,500
Acne Treatment	92,400	795,600

Ablative skin resurfacing is a method of improving the appearance of the skin by removing the outer layers of the skin. Non-ablative skin resurfacing is a method of improving the appearance of the skin by treating the underlying structure of the skin without damaging the outer layers of the skin. Practitioners use laser and other light-based technologies to selectively target hair follicles, veins or collagen in the dermis, as well as cells responsible for pigmentation in the epidermis, without damaging surrounding tissue. Safe and effective laser and other light-based treatments require an appropriate combination of the following four parameters:

•	Energy Level: the amount of light emitted to heat a target;

•	Pulse Duration: the time interval over which the energy is delivered;

•	Spot Size: the diameter of the energy beam, which affects treatment depth and area; and

•	Wavelength: the color of light, which impacts the effective depth and absorption of the energy delivered.

For example, in the case of hair removal, by utilizing the correct combination of these parameters, a practitioner can use a laser to selectively target melanin within the hair follicle to absorb the laser energy and destroy the follicle, without damaging other delicate structures in the surrounding tissue. Wavelength and spot size permit the practitioner to target melanin in the base of the hair follicle, which is found in the dermis. The combination of pulse duration and energy level may vary, depending upon the thickness of the targeted hair follicle. A shorter pulse length with a high energy level is optimal to destroy fine hair, whereas coarse hair is best treated with a longer pulse length with lower energy levels. If treatment parameters are improperly set, non-targeted structures within the skin may absorb the energy thereby eliminating or reducing the therapeutic effect. In addition, improper setting of the treatment parameters or failure to protect the surface of the skin may cause burns, which can result in blistering, scabbing and skin discoloration.

The growth in the demand for aesthetic laser and other light-based procedures has resulted in a significant market for products and technologies that allow practitioners to perform these treatments. However, the most widely-available systems have been, and in many cases remain, single-application devices. Practitioners interested in treating hair, veins and wrinkles have had to incur the expense of purchasing multiple systems and maintaining them in an often confined clinical office space. The need for multiple devices for different applications is primarily a result of technology constraints of most competing systems. Most competing systems cannot combine the wide range of energy levels, pulse durations and spot sizes with an effective wavelength to perform a broad variety of aesthetic laser and other light-based applications using a single system.

Our Products

Our unique CoolGlide family of products provides the long-lasting benefits of laser and other light-based aesthetic procedures. Our technology combines the widest variety of applications available in a single system. Key features of our solution include:

•	Multiple Applications Available in a Single System. Our technology platforms enable practitioners to perform multiple aesthetic procedures using a single device. These procedures include hair removal, treatment of unsightly veins, skin rejuvenation and treatment of pigmented lesions. Because practitioners can use our systems for multiple indications, the cost of a unit may be spread across a potentially greater number of patients and procedures, and therefore may be more rapidly recovered.

•	Technology and Design Leadership. We offer innovative and advanced laser and other light-based solutions for the aesthetic market. Our technology combines long wavelength, adjustable energy levels, variable spot sizes and a wide range of pulse durations, allowing our users to customize treatments for each patient and condition. Our proprietary handpieces for the treatment of pigmented lesions, optimize the wavelength used for treatments and incorporate a monitoring system to increase safety.

•	Upgradeable Platform. We design our products to allow our customers to cost-effectively upgrade to our newest products, which provides our customers the option to add additional applications to their existing systems and provides us with a source of recurring revenue. We believe that product upgradeability is a competitive advantage because it allows our users to take advantage of our latest product offerings and provide additional treatment options to their patients, thereby expanding the opportunities for their aesthetic practices.

•	Treatments for Broad Range of Skin Types and Conditions. Our products remove hair safely and effectively on patients of all skin types, including harder-to-treat patients with dark or tanned skin. In addition, the wide parameter range of our systems allows practitioners to effectively treat patients with both fine and coarse hair. Practitioners may also use our products to treat spider and reticular veins, which are unsightly small veins in the leg, as well as small facial veins. The ability to customize treatment parameters enables our customers to offer safe and effective therapy to a broad base of their patients.

•	Ease of Use. We design our products to be easy to use. Our proprietary handpieces are lightweight and ergonomic, minimizing user fatigue. Our ClearView handpiece allows practitioners to view an area as it is being treated, reducing the possibility of unintended damage to the skin and increasing the speed of application. Our control console contains a universal graphic user interface with three simple, independently adjustable controls from which to select a wide range of treatment parameters to suit each patient’s profile.

Risks involved in the use of our products include risks common to laser and other light-based aesthetic procedures, including the risk of burns, blistering and skin discoloration. As compared to products offered by some of our competitors, our products do not treat acne, and because our company is relatively young, our products do not have the name recognition associated with our larger competitors.

Strategy

Our goal is to become the worldwide leading provider of laser and other light-based medical devices to the aesthetic market by:

•	Continuing to Develop New Products. We have introduced at least one new CoolGlide product every year since 2000. Our products are currently marketed for hair removal, treatment of veins, skin rejuvenation and the treatment of pigmented lesions, and we are developing our existing technology platforms to treat additional conditions.

•	Increasing Sales of Existing Products in the United States. We believe there is significant growth potential for our current products in the United States, and we plan to continue to expand our domestic sales force to capitalize on this opportunity.

•	Expanding our International Presence. We believe the size of the international market is comparable to the U.S. market, and we are focused on increasing our market penetration overseas and building global brand-recognition. For 2003, approximately 23% of our revenue originated outside of the United States. We intend to add international direct sales employees, distributors and support staff to increase sales and strengthen customer relationships in international markets.

•	Broadening our Customer Base. We believe we have an opportunity for significant growth targeting non-traditional aesthetic practitioners. Dermatologists and plastic surgeons have generally been regarded as the traditional customers for laser and other light-based aesthetic equipment. For 2003, however, we derived over half of our revenue from sales of our products to gynecologists, primary care physicians and other qualified practitioners. We plan to continue to focus sales and marketing efforts on this broader customer base.

•	Leveraging our Installed Base with Sales of Upgrades. Each time we have introduced a new product, we have designed it so existing customers may upgrade their previously purchased systems to offer additional capabilities. As of December 31, 2003, we had sold over 240 upgrades, including in some instances, multiple upgrades to the same customer. We believe the ability to provide upgrades to our existing installed base of customers represents a significant opportunity for recurring revenue. We also believe that our upgrade program aligns our interest in generating revenue with our customers’ interest in improving the return on their investment by expanding the range of applications they can perform.

•	Acquiring Complementary Products, Technologies or Businesses. We intend to pursue opportunities to expand our core business, offering a broad range of laser and other light-based products for the aesthetic market, by acquiring complementary products, technologies or businesses.

Products

Our CoolGlide family of products allows for the delivery of multiple laser and other light-based aesthetic applications from a single system. The following table lists our CoolGlide products and the aesthetic applications that can be performed by each.

	Year Introduced	Hair Removal	Vein Treatment	Skin Rejuvenation	Pigmented Lesion Treatment
CoolGlide CV	2000	X
CoolGlide Excel	2001	X	X
CoolGlide Vantage	2002	X	X	X
CoolGlide Genesis	2002			X
CoolGlide Genesis Plus	2003			X	X
CoolGlide Xeo	2003	X	X	X	X
CoolGlide Xeo SA	2004				X

Each of our products consists of a control console and one or more handpieces, depending on the model.

Control Console

Our control console includes a universal graphic user interface, a 1064-nanometer Nd:YAG, or long wavelength, laser module, control system software and high voltage electronics, except for the CoolGlide Xeo SA which does not have a laser in its control console. The interface allows the practitioner to set the appropriate laser or flashlamp parameters for each procedure through a user-friendly format. Our laser or other light-based module consists of electronics, a visible aiming beam, a focusing lens and a flashlamp or an Nd:YAG laser that functions at a wavelength that permits penetration over a wide range of depths and is effective across all skin types. The control system software ensures that the operator’s instructions are properly communicated from the graphic user interface to the other components within the system. Our high voltage electronics produce over 10,000 watts of peak laser energy, which permits therapeutic effects at short pulse durations.

Handpieces

ClearView Handpiece.    Our patented ClearView handpiece delivers laser energy to the treatment area for hair removal, leg and facial vein treatment, and skin rejuvenation procedures. The ClearView handpiece consists of an energy-delivery component, consisting of an optical fiber and lens, and a copper cooling plate with imbedded temperature monitoring. The handpiece weighs approximately 14 ounces, which is light enough to be held with one hand. The lightweight nature and ergonomic design of the handpiece allows the operation of the device without user fatigue. Its patented design allows the practitioner an unobstructed view of the treatment area, which reduces the possibility of unintended damage to the skin and can increase the speed of treatment. The ClearView handpiece also incorporates our patented cooling system, providing integrated pre- and post-cooling of the treatment area through a temperature-controlled copper plate to protect the outer layer of the skin. The handpiece is available in either a fixed 10 millimeter spot size, for our CoolGlide CV, or a user-controlled variable 3, 5, 7 and 10 millimeter spot size, for our other models.

OPS 600 and LP 560 Handpieces.    The OPS 600 and LP 560 handpieces are designed to produce a pulse of light over a wavelength spectrum to treat pigmented lesions, such as age and sun spots. The handpieces consist of a custom flashlamp, proprietary wavelength filter, closed-loop power control and embedded temperature monitor, and weigh approximately 13 ounces. The filter in the OPS 600 eliminates long and short wavelengths, transmitting only the therapeutic range required for safe and effective treatment, while the filter in the LP 560 eliminates short wavelengths, allowing longer wavelengths to be transmitted to the treatment area. Our power control includes a monitoring system to ensure that the desired energy level is delivered. Since cooling of the dermis is not necessary for treating pigmented lesions, the handpieces do not contain the same cooling features as the ClearView handpiece, but protect the epidermis by regulating the temperature of the handpiece window through the embedded temperature monitor. The OPS 600 handpiece is offered with the CoolGlide Genesis Plus, the CoolGlide Xeo and CoolGlide Xeo SA. The LP 560 handpiece is offered with the CoolGlide Xeo SA.

CoolGlide Applications and Procedures

Our products are designed to allow the practitioner to select an appropriate combination of energy level, spot size and pulse duration. The ability to manipulate the combinations of these parameters allows our customers to treat the broadest range of conditions available with a single light-based system.

Hair Removal.    Our CoolGlide technology allows our customers to treat all skin types and hair thicknesses. Our Nd:YAG laser permits energy to safely penetrate through the epidermis of any skin type and into the dermis where the hair follicle is located. Using the universal graphic user interface on our control console, the practitioner sets parameters to deliver therapeutic energy with a large spot size and variable pulse durations, allowing the practitioner to treat fine or coarse hair.

To remove hair, the treatment site on the skin is first cleaned and shaved. The practitioner applies a thin layer of gel to allow the ClearView handpiece to glide across the skin. The practitioner next applies the ClearView handpiece directly to the skin to cool the area to be treated and then delivers a laser pulse to the pre-cooled area. Delivery of the energy destroys the hair follicles and prevents hair regrowth. This procedure is then repeated at the next treatment site on the body, and can be done in a gliding motion to increase treatment speed. Patients receive on average three to six treatments. Each treatment can take between five minutes and one hour depending on the size of the area and the condition being treated. On average, there are six to eight weeks between treatments.

Leg and Facial Veins.     Our CoolGlide technology allows our customers to treat the widest range of aesthetic vein conditions, including spider and reticular veins and small facial veins. Our ClearView handpiece’s adjustable spot size of 3, 5, 7 or 10 millimeters allows the practitioner to control treatment depth to target different sized veins. Selection of the appropriate energy level and pulse duration ensures effective treatment of the intended target.

The vein treatment procedure is performed in a substantially similar manner to the hair removal procedure. In addition to pre-cooling the area to be treated, the handpiece is also used to cool the treatment area after the practitioner applies the laser pulse. The delivered energy damages the vein and, over time, it is absorbed by the body. Patients receive on average between one and six treatments, with six weeks or longer between treatments.

Skin Rejuvenation.     Our CoolGlide technology allows our customers to perform non-invasive treatments that improve facial skin tone and texture by reducing redness and pore size, and treating other aesthetic conditions. Our products deliver a combination of high laser energy and a very short pulse duration to affect the desired target, minimizing risk of damage to the surrounding tissue.

To perform a skin rejuvenation procedure, cooling is not applied and the handpiece is held directly above the skin. A large number of pulses are directed at the treatment site, repeatedly covering an area, such as the cheek. By delivering many pulses of laser light to a treatment area, a gentle heating of the dermis occurs and collagen growth is stimulated to rejuvenate the skin and reduce wrinkles. Patients typically receive four to six treatments for this procedure. The treatment typically takes less than a half hour and there are typically two to four weeks between treatments.

Pigmented Lesions.     The initial application of our flashlamp technology platform safely and effectively treats pigmented lesions, such as age spots and sun spots. The practitioner delivers a narrow spectrum of light to the surface of the skin through our OPS 600 or LP 560 pulsed-light handpieces. These handpieces include one of our proprietary wavelength filters, which reduce the energy level required for therapeutic effect and minimize the risk of skin injury.

In treating pigmented lesions, the handpiece is placed directly on the skin and then the light pulse is triggered. The cells forming the pigmented lesion absorb the light energy and will darken and then flake off over the course of two to three weeks. Several treatments may be required to completely remove the lesion. The treatment takes a few minutes per area treated and there are typically three to four weeks between treatments.

Product Upgrades

Our products are designed to allow our customers to cost-effectively upgrade to our newest technologies, which provides our customers the option to add applications to their CoolGlide system and provides us with a source of recurring revenue. When we introduce a new product, we notify our customers of the upgrade opportunity through a sales call or mailing. In most cases, a field service representative can install the upgrade at the customer site in a matter of hours, which results in very little downtime for practitioners. In a few cases, where substantial upgrades are necessary, the customer will receive a fully-refurbished system before sending their prior system back to our headquarters.

Sales and Marketing

We sell, market and distribute our products in the United States through a direct sales force supported by a team of technical service specialists. Our strategy to increase U.S. market penetration relies on selling directly to our historic customer base of plastic surgeons and dermatologists. In addition, we are targeting a newer aesthetic practice opportunity consisting of gynecologists, primary care physicians and other qualified practitioners. As of January 31, 2004, we had a 27-person U.S. direct sales force, three of whom were regional managers. We plan to continue hiring additional sales representatives. In addition, we recently entered into a distribution arrangement with PSS World Medical, an organization of over 700 U.S. medical product sales representatives covering a wide range of medical specialties. The arrangement is scheduled to continue until December 2005, but will automatically be renewed for successive one-year terms, unless earlier terminated. PSS sales representatives work in coordination with our sales force to locate additional customers for our products.

As of January 31, 2004, we had a direct sales force of 14 employees in Australia, Canada, France, Germany, Japan, Spain and the United Kingdom, and distributors in over 25 additional countries. We require our distributors to invest in service training and equipment, to attend certain exhibitions and industry meetings, and in some instances, to commit to minimum sales amounts to gain or retain exclusivity.

The percentage of our revenues from customers located outside the United States was approximately 28%, 19% and 23% in fiscal 2001, 2002 and 2003, respectively. The percentages of our revenue by region are presented in the below table:

	Years Ended December 31,
	2001	2002	2003
United States	72%	81%	77%
Canada	8	3	4
Asia	12	7	10
Europe	7	8	8
Latin America	1	1	1

Total	100%	100%	100%

Revenues are attributed to regions based on the shipping location of external customers. Our long-lived assets maintained outside the United States are insignificant.

Our backlog consists of unshipped customer orders with signed purchase agreements, including those with unconfirmed delivery dates or subject to credit approval. As of December 31, 2003, our ending backlog totaled $3.9 million.

We seek to establish strong ongoing relationships with our customers through the upgradeability of our products and through ongoing training and support. We primarily target our marketing efforts to practitioners through office visits, workshops, trade shows and trade journals. We also market to potential patients through brochures and our website. We offer clinical forums with recognized expert panelists to promote advanced treatment techniques using the CoolGlide family of products to further enhance customer loyalty and uncover new sales opportunities.

Competition

Our industry is subject to intense competition. Our products compete against conventional non-light-based treatments, such as electrolysis, Botox and collagen injections, chemical peels, microdermabrasion and sclerotherapy. Our products also compete against laser and other light-based products offered by public companies, such as Candela, Laserscope, Lumenis and Palomar Medical Technologies, as well as several smaller specialized private companies.

Competition among providers of laser and other light-based devices for the aesthetic market is characterized by extensive research efforts and technological progress. While we attempt to protect our products through patents and other intellectual property rights, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that would compete directly with ours. There are many companies, both public and private, that are developing innovative devices that use both light-based and alternative technologies. Many of these competitors have significantly greater financial and human resources than we do and have established reputations, as well as worldwide distribution channels that are more effective than ours. Additional competitors may enter the market, and we are likely to compete with new companies in the future. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of performance, brand name, reputation and price. We have encountered and expect to continue to encounter potential customers who, due to existing relationships with our competitors, are committed to, or prefer the products offered by these competitors. We expect that competitive pressures may result in price reductions and reduced margins over time for our products.

Research and Development

Our research and development group develops new products to address unmet or underserved market needs. The major focus of this group is to leverage our existing technology platforms for new aesthetic applications. We are currently developing a product based on a new entry-level platform for non-ablative skin rejuvenation that still offers the ability to upgrade and add applications. We are also targeting new clinical applications, including a light-based approach to tissue tightening and facial laxity. As of January 31, 2004, our research and development activities were conducted by a staff of 14 employees with a broad base of experience in lasers and optoelectronics. We have developed relationships with outside contract engineering and design consultants, giving our team additional technical and creative breadth. We work closely with thought leaders and customers, both individually and through our sponsored seminars, to understand unmet needs and emerging applications in aesthetic medicine. Research and development expenses for 2001, 2002 and 2003 were $2.2 million, $3.0 million and $3.4 million, respectively.

Services and Support

Our products are engineered to enable quick and efficient service and support. There are several separate components of our products, each of which can easily be removed and replaced. We believe that quick and effective delivery of service is important to our customers. We strive to respond to service calls within 48 hours to minimize disruptions for our customers. As of January 31, 2004, we had seven domestic service engineers, each of whom covers various regions of the United States. Internationally, we provide direct service support in combination with distributors and third-party service providers.

We provide initial warranties on our products to cover parts and service and offer extended warranty packages that vary by the type of product and the level of service desired. Our base warranty covers parts and service for a period of one to two years. Customers are notified before their initial warranty expires and are able to choose from two different extended warranty plans covering preventative maintenance and replacement parts and labor. One plan allows the customer to pay only for time and materials at a reduced rate and a second provides yearly preventative maintenance for a fixed fee. In the event one of our customers declines an additional warranty, we will still service our products and charge for time and materials.

Manufacturing

We manufacture our products with components and subassemblies supplied by vendors. We assemble and test each of our products at our Brisbane, California facility. Quality control, cost reduction and inventory management are top priorities of our manufacturing operations.

We purchase certain components and subassemblies from a limited number of suppliers. We have flexibility with our suppliers to adjust the number of components and subassemblies as well as the delivery schedules. The forecasts we use are based on historical demands. Lead times for components and subassemblies may vary significantly depending on the size of the order, time required to fabricate and test the components or subassemblies, specific supplier requirements and current market demand for the components and subassemblies. We reduce the potential for disruption of supply by maintaining sufficient inventory and identifying additional suppliers. The time required to qualify new suppliers for some components, or to redesign them, could cause delays in our manufacturing. To date, we have not experienced significant delays in obtaining any of our components or subassemblies.

We use small quantities of common cleaning products in our manufacturing operations, which are lawfully disposed of through a normal waste management program. We do not forecast any material costs due to compliance with environmental laws or regulations.

We are required to manufacture our products in compliance with the FDA’s Quality System Regulation, or QSR. The QSR covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA enforces the QSR through periodic unannounced inspections. We were inspected by the FDA in 2000 and again in 2001. There were no significant findings as a result of these audits and our responses have been accepted by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut down of our manufacturing operations and the recall of our products, which would have a material adverse effect on our business. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing delays as a result. We have opted to maintain quality assurance and quality management certifications to enable us to market our products in the member states of the European Union, the European Free Trade Association and countries which have entered into Mutual Recognition Agreements with the European Union. In February 2000, our former facility was awarded the ISO 9001 and EN 46001 certification. In March 2003, we received our ISO 9001 updated certification as well as our certification for ISO 13485 which replaced our EN 46001 certification. We are in the process of transferring these certifications to our new facility and are currently able to conduct our manufacturing activities in the normal course.

Patents and Proprietary Technology

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of January 31, 2004, we had four issued U.S. patents primarily covering our ClearView handpiece design and cooling method, three of which expire in 2019 and one of which expires in 2020, eleven pending U.S. patent applications and three pending foreign patent applications. We intend to file for additional patents to strengthen our intellectual property rights. CoolGlide is a registered trademark in the United States, Canada, the European Union and Japan. CoolGlide Excel is a registered trademark in the United States. Our other trademarks include CoolGlide Genesis, CoolGlide Genesis Plus, CoolGlide Vantage, CoolGlide Xeo, CoolGlide Xeo SA and Cutera.

All employees and technical consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived in connection with the relationship. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignability terms of their agreements. Despite measures taken to protect our intellectual property, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary.

Our patent applications may not result in issued patents, and we cannot assure you that any patents that issue will protect our intellectual property rights. Any patents issued to us may be challenged by third parties as invalid or parties may independently develop similar or competing technology or design around any of our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

Government Regulation

Our products are medical devices subject to extensive and rigorous regulation by the U.S. Food and Drug Administration, as well as other regulatory bodies. FDA regulations govern the following activities that we perform and will continue to perform to ensure that medical products distributed domestically or exported internationally are safe and effective for their intended uses:

•	product design and development;

•	product testing;

•	product manufacturing;

•	product safety;

•	product labeling;

•	product storage;

•	recordkeeping;

•	premarket clearance or approval;

•	advertising and promotion;

•	production; and

•	product sales and distribution.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or premarket approval from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission to commercially distribute the device. This process is generally known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring premarket approval. All of our current products are class II devices.

510(k) Clearance Pathway

When a 510(k) clearance is required, we must submit a premarket notification demonstrating that our proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications, or PMA. By regulation, the FDA is required to clear or deny a 510(k), premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence.

Laser devices used for aesthetic procedures, such as hair removal, have generally qualified for clearance under 510(k) procedures. We received FDA clearance to market our CoolGlide products for the treatment of vascular lesions in June 1999, for hair removal in March 2000, and for permanent hair reduction in January 2001. In addition, in June 2002, we received FDA clearance to market our CoolGlide products for the treatment of benign pigmented lesions, for the treatment of pseudofolliculitis barbae, commonly referred to as razor bumps, and for the reduction of red pigmentation in scars. In October 2002, we received FDA clearance to market our CoolGlide products for the treatment of wrinkles, which we have utilized to market our products for skin rejuvenation. In March 2003, we received FDA clearance to market our CoolGlide pulsed-light handpiece for the treatment of pigmented lesions.

Premarket Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process. A PMA must be supported by extensive data, including but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

No device that we have developed has required premarket approval, nor do we currently expect that any future device or indication will require premarket approval.

Product Modifications

We have modified aspects of our CoolGlide products since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. After a device receives 510(k) clearance or a PMA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA, the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

Clinical Trials

When FDA approval of a class I, class II or class III device requires human clinical trials, and if the device presents a “significant risk,” as defined by the FDA, to human health, the device sponsor is required to file an investigational device exemption, or IDE, application with the FDA and obtain IDE approval prior to commencing the human clinical trial. If the device is considered a “non-significant” risk, IDE submission to the FDA is not required. Instead, only approval from the Institutional Review Board overseeing the clinical trial is required. Human clinical studies are generally required in connection with approval of class III devices and may be required for class I and II devices. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specified number of patients. Clinical trials for a significant risk device may begin once the application is reviewed and cleared by the FDA and the appropriate institutional review boards at the clinical trial sites. Future clinical trials of our products may require that we submit and obtain clearance of an IDE from the FDA prior to commencing clinical trials. The FDA, and the Institutional Review Board at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

We have conducted a clinical trial to support regulatory submissions to the FDA. We evaluated the performance of our CoolGlide products in a hair removal clinical trial involving the treatment of 25 subjects. We followed the subjects for 15 months. Short-term adverse effects were observed, which included infrequent blistering and change in pigmentation of the skin. There were no long-term adverse effects observed.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include:

•	quality system regulations, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, or CDHS, to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our subcontractors. In the past, our prior facility has been inspected, and observations were noted. There were no findings that involved a material violation of regulatory requirements. Our responses to these observations have been accepted by the FDA and CDHS, and we believe that we are in substantial compliance with the QSR. Our current manufacturing facility has not been inspected by the FDA or CDHS.

We are also regulated under the Radiation Control for Health and Safety Act, which requires laser products to comply with performance standards, including design and operation requirements, and manufacturers to certify in product labeling and in reports to the FDA that their products comply with all such standards. The law also requires laser manufacturers to file new product and annual reports, maintain manufacturing, testing and sales records, and report product defects. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions, consent decrees and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new products or new intended uses;

•	withdrawing 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed. If any of these events were to occur, they could have a material adverse effect on our business.

We are also subject to a wide range of federal, state and local laws and regulations, including those related to the environment, health and safety, land use and quality assurance. We believe that compliance with these laws and regulations as currently in effect will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

International

International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Union, which consists of fifteen countries encompassing most of the major countries in Europe. Three member states of the European Free Trade Association have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet European Union requirements. The European Union has adopted numerous directives and European Standardization Committees have promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the member states of the European Union, the member states of the European Free Trade Association and countries which have entered into a Mutual Recognition Agreement. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. An assessment by a Notified Body in one member state of the European Union, the European Free Trade Association or one country which has entered into a Mutual Recognition Agreement is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 9001 and ISO 13845 certification are voluntary harmonized standards. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. In February 2000, our facility was awarded the ISO 9001 and EN 46001 certification. In March 2003, we received our ISO 9001 updated certification as well as our certification for ISO 13485 which replaced our EN 46001 certification.

Employees

As of January 31, 2004, we had 112 employees, with 48 employees in sales and marketing, 18 employees in technical service, 20 employees in manufacturing operations, 14 employees in research and development, 12 employees in general and administrative, and 6 employees in clinical, regulatory and quality control. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

Facilities

In January 2004, we moved to a 66,000 square foot facility in Brisbane, California, under a ten-year lease. In addition, we have offices located in Germany and Japan where we lease facilities of approximately 1,500 square feet and 1,800 square feet, respectively. The remaining terms on each of these leases are less than two years.

Litigation

In February 2002, Palomar Medical Technologies filed a lawsuit against us in the United States District Court, District of Massachusetts. The plaintiff alleges that by making, using, selling or offering for sale our CoolGlide CV, CoolGlide Excel, CoolGlide Vantage and CoolGlide Xeo products, we are willfully and deliberately infringing U.S. Patent No. 5,735,844. This patent concerns a method and apparatus for removing hair with light energy. Massachusetts General Hospital, or MGH, later joined the lawsuit as an additional plaintiff, since Palomar is the exclusive licensee, and MGH is the owner, of the patent at issue in the lawsuit. Palomar and MGH are seeking to enjoin us from selling products found to infringe the patent, and to obtain compensatory and treble damages, reasonable costs and attorneys’ fees, and other relief as the court deems just and proper. We are defending the action vigorously, claiming that our products do not infringe applicable claims of the patent, and that these claims are invalid and unenforceable against us. Additionally, we have filed a counterclaim alleging that the patent should be declared unenforceable because of inadequate disclosures made to the U.S. Patent and Trademark Office by the plaintiffs during that patent’s prosecution with the U.S. Patent and Trademark Office. In February 2004, the court issued a ruling on a claims construction, or “Markman,” hearing held in June 2003. In that hearing, the parties each offered alternative definitions for 12 disputed claim terms in that patent. In its ruling, the court construed these disputed terms, commenting that some of our proposed definitions would have improperly limited the patent’s scope, while some of the plaintiffs’ proposed definitions would have been overly broad and untenable. The litigation is active and the parties are now continuing with the discovery phase of this lawsuit, although either party may file a motion for summary judgment at any time, which could accelerate the litigation’s determination. We believe that we have meritorious defenses of non-infringement and invalidity in this action. However, litigation is unpredictable and we may not prevail in successfully defending or asserting our position. If we do not prevail, we may be ordered to pay substantial damages for past sales and an ongoing royalty for future sales of products found to infringe. We could also be ordered to stop selling any products that perform hair removal, currently representing substantially all our revenues.

In April 2002, Allied Health Association, a privately-held distributor of healthcare and beauty products, filed a lawsuit against us in the United States District Court, District of Colorado. The plaintiff claims that we wrongfully terminated a contract providing for the plaintiff to act as the exclusive U.S. distributor for our CoolGlide product to non-physician markets, by terminating the contract and distributing the products directly to the non-physician U.S. market. The plaintiff also claims unjust enrichment. We have filed counterclaims, alleging fraud and breach of contract. The litigation is currently in an active discovery phase. We estimate that Allied Health is claiming approximately $700,000 in actual damages plus punitive damages. We believe the plaintiff’s claims are without merit and intend to defend the action vigorously.

In addition, we are subject to legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors, as of January 31, 2004:

Name	Age	Position
Kevin P. Connors	42	President, Chief Executive Officer and Director
Ronald J. Santilli	44	Chief Financial Officer and Vice President of Finance and Administration
David A. Gollnick	39	Vice President of Research and Development and Director
Michael J. Levernier	42	Vice President of Clinical Development
Kathleen A. Maynor	50	Vice President of Regulatory Affairs and Quality Assurance
David B. Apfelberg, M.D.(1)(2)	62	Director
Annette J. Campbell-White	57	Director
Guy P. Nohra(1)(2)	43	Director
Jerry P. Widman(1)(2)	61	Director

(1)	Member of audit committee.
(2)	Member of compensation committee.

Kevin P. Connors has served as our President and Chief Executive Officer and as a member of our board of directors since our inception in August 1998. From May 1996 to June 1998, Mr. Connors served as President and General Manager of Coherent Medical Group, a unit of Coherent, and manufacturer of lasers, optics and related accessories.

Ronald J. Santilli has served as our Chief Financial Officer and Vice President of Finance and Administration since September 2001. From April 2001 to August 2001, Mr. Santilli served as Senior Director of Financial Planning and Accounting at Lumenis, a manufacturer of medical lasers. From May 1993 to March 2001, Mr. Santilli held several positions at Coherent, including Sales Operations Manager, Controller of the Medical Group and, most recently, Director of Finance and Administration. Mr. Santilli holds a B.S. in Business Administration from San Jose State University and an M.B.A. in Finance from Golden Gate University.

David A. Gollnick has served as our Vice President of Research and Development and as a member of our board of directors since our inception in August 1998. From June 1996 to July 1998, Mr. Gollnick was Vice President of Research and Development at Coherent Medical Group. Mr. Gollnick holds a B.S. in Mechanical Engineering from Fresno State University.

Michael J. Levernier has served as our Vice President of Clinical Development since December 2001. From September 1998 to December 2001, Mr. Levernier served as our Director of Clinical Development. From June 1996 to September 1998, Mr. Levernier served as manager of the photorefractive development program at Coherent Medical Group. Mr. Levernier holds a B.S. in Electronic Engineering from California Polytechnic State University, San Luis Obispo and an M.S. in Electrical Engineering from Stanford University.

Kathleen A. Maynor has served as our Vice President of Regulatory Affairs and Quality Assurance since August 2001. From November 1997 to August 2001, Ms. Maynor served as Vice President of Regulatory, Quality and Clinical of Coherent Medical Group. From January 1997 to November 1997, Ms. Maynor served as the Regulatory and Quality Assurance Manager of Cavro, Inc., a manufacturer of medical pumps and robots. Ms. Maynor holds a B.A. in Natural Sciences, Chemistry from the University of South Florida and a J.D. from Lincoln University School of Law.

David B. Apfelberg, M.D. has served as a member of our board of directors since November 1998. Dr. Apfelberg has been an Assistant Clinical Professor of Plastic Surgery at the Stanford University Medical Center since 1980. Since 1987, Dr. Apfelberg has also been a consultant for individual entrepreneurs, venture capital companies and attorneys, with special expertise in the area of lasers in medicine. From June 1991 to May 2001, Dr. Apfelberg was Director of the Plastic Surgery Center in Atherton, California. Dr. Apfelberg holds both a B.M.S., Bachelor of Medical Science, and an M.D. from Northwestern University Medical School.

Annette J. Campbell-White has served as a member of our board of directors since November 1998. Since May 1986, Ms. Campbell-White has been the Managing General Partner of MedVenture Associates I-IV, which are venture partnerships investing primarily in early stage businesses in the healthcare field. Ms. Campbell-White currently serves on the boards of a number of privately-held companies. Ms. Campbell-White holds a B.S. in Chemical Engineering and an M.S. in Chemistry, both from the University of Cape Town, South Africa.

Guy P. Nohra has served as a member of our board of directors since November 1999. Since February 1996, Mr. Nohra has been a managing director at Alta Partners, a venture partnership that invests in information technology and life science companies. Mr. Nohra currently serves as a director on the boards of several privately-held companies. Mr. Nohra holds a B.A. in History from Stanford University and an M.B.A. from the University of Chicago.

Jerry P. Widman has served as a member of our board of directors since March 2004. From 1982 to 2001, Mr. Widman served as the Chief Financial Officer of Ascension Health, a U.S. not-for-profit multi-hospital system. Mr. Widman currently serves as a member of the board of directors and the audit committee of ArthroCare, a publicly-traded medical device company, and the board of directors of United Surgical Partners International, a publicly-traded ambulatory surgery centers company. Mr. Widman also serves as a member of the board of directors of several privately-held companies. Mr. Widman holds a B.A. in General Business from Case Western Reserve University, an M.B.A. from the University of Denver, a J.D. from Cleveland State University, and is a Certified Public Accountant.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

Board of Directors

Our authorized number of directors is seven. We are actively searching for qualified candidates to add to our board of directors or to replace current members. We have not determined whether a majority of our directors are independent, but we plan to comply with the Nasdaq rules that require a majority of the directors to be independent within one year after the completion of this offering. One of our directors is a general partner of a venture capital fund which owns a substantial amount of our stock prior to this offering. See “Principal and Selling Stockholders.” We expect the board of directors to consider her stock ownership percentage at the time of determination, as a factor in assessing whether or not she is independent. Upon completion of this offering, our Amended and Restated Certificate of Incorporation will provide that our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Messrs. Connors and Gollnick have been designated as Class I directors, whose terms expire at the 2005 annual meeting of stockholders. Dr. Apfelberg and Mr. Nohra have been designated as Class II directors, whose terms expire at the 2006 annual meeting of stockholders. Ms. Campbell-White and Mr. Widman have been designated as Class III directors, whose terms expire at the 2007 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or our management. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws.”

Board Committees

Our board of directors has an audit committee and a compensation committee.

Audit Committee.    The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements, and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee currently consists of Dr. Apfelberg, and Messrs. Nohra and Widman all of whom will be independent, within the meaning of SEC and Nasdaq rules, upon completion of this offering.

Compensation Committee.    The compensation committee of our board of directors reviews and recommends to our board of directors the compensation and benefits for all of our executive officers, administers our stock plans, and establishes and reviews general policies relating to compensation and benefits for our employees. The compensation committee is currently comprised of Dr. Apfelberg and Messrs. Nohra and Widman, all of whom will be independent, within the meaning of SEC and Nasdaq rules, upon completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has, at any time, been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Our non-employee directors are reimbursed for certain of their out-of-pocket expenses incurred in connection with attending board and committee meetings, but they are not compensated for their services as board members. We have in the past granted directors options to purchase our common stock pursuant to the terms of our 1998 Stock Plan. Non-employee directors may receive additional cash compensation from time to time as the board of directors may determine. Our 2004 Equity Incentive Plan provides for the automatic grant of options to our non-employee directors. See “—Employee Benefit Plans.”

Executive Compensation

The following table sets forth the compensation of our chief executive officer and each of the other four most highly compensated executive officers for the past three years. We refer to these persons as our named executive officers elsewhere in this prospectus. None of our named executive officers received any other compensation required to be disclosed by law or in excess of 10% of their total annual compensation.

Summary Compensation Table

	Year	Annual Compensation		Long-term Compensation (Securities Underlying Options)
Name and Position		Salary	Bonus
Kevin P. Connors President, Chief Executive Officer and Director	2003 2002 2001	$223,934 207,210 201,083	$87,244 71,576 113,535	40,000 40,000 40,000

Ronald J. Santilli(1) Chief Financial Officer and Vice President of Finance and Administration	2003 2002 2001	$145,750 128,354 41,565	$79,606 49,029 349	50,000 23,125 140,000

David A. Gollnick Vice President of Research and Development and Director	2003 2002 2001	$144,082 139,904 135,078	$75,143 38,121 42,257	20,000 23,125 23,400

Kathleen A. Maynor(2) Vice President of Regulatory Affairs and Quality Assurance	2003 2002 2001	$132,443 117,049 46,007	$74,253 47,166 801	20,000 18,500 110,000

Michael J. Levernier Vice President of Clinical Development	2003 2002 2001	$126,481 116,824 118,700	$55,252 33,465 37,178	20,000 13,875 11,700

(1)	Mr. Santilli’s employment with us began in September 2001.
(2)	Ms. Maynor’s employment with us began in August 2001.

Option Grants in Last Fiscal Year

In 2003, we granted options to purchase an aggregate of 944,500 shares of our common stock to our employees and consultants. These options generally vest at the rate of 25% after one year of service from the date of grant, and monthly thereafter, in equal amounts, generally over 36 additional months. These options have a term of ten years, but may terminate before their expiration dates if the optionee’s status as an employee is terminated, or upon the optionee’s death or disability. See “—Employee Benefit Plans” for more details regarding these options.

The following table sets forth certain information with respect to stock options granted to each of our named executive officers during 2003.

2003 Option Grants

	Number of Securities Underlying Options Granted	Percent of Total Net Options Granted to Employees	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name					5%	10%
Kevin P. Connors	40,000	4.2%	$4.25	8/13/13	$807,337	$1,386,245
Ronald J. Santilli	50,000	5.3	4.25	8/13/13	1,009,171	1,732,807
David A. Gollnick	20,000	2.1	4.25	8/13/13	403,668	693,123
Michael J. Levernier	20,000	2.1	4.25	8/13/13	403,668	693,123
Kathleen A. Maynor	20,000	2.1	4.25	8/13/13	403,668	693,123

With respect to the amounts disclosed in the column captioned “Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term,” the 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission, and do not represent our estimate or projection of our future common stock prices. The potential realizable values are calculated based on an assumed initial public offering price of $15.00, and assume that the common stock appreciates at the indicated rate for the entire term of the option, and that the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

Aggregated Option Exercises in 2003 and Year-End Option Values

The following table sets forth certain information concerning the number, and value, of unexercised options held by each of the named executive officers, as of December 31, 2003. No options were exercised by the named executive officers in 2003. The value of in-the-money stock options represents the positive spread between the exercise price of stock options and the fair market value of the options, based upon the assumed initial public offering price minus the exercise price per share.

2003 Aggregated Option Exercises and Year-End Values

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-The-Money Options at December 31, 2003
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Kevin P. Connors	843,750	86,250	$12,432,125	$976,875
Ronald J. Santilli	87,422	125,703	841,349	1,274,745
David A. Gollnick	445,172	46,353	6,553,224	525,370
Michael J. Levernier	229,716	35,559	3,376,625	399,312
Kathleen A. Maynor	71,104	77,396	748,326	820,549

Employee Benefit Plans

1998 Stock Plan

Our sole director at the time adopted our 1998 Stock Plan in August 1998, and our stockholders approved our 1998 Plan in November 1998. Our board of directors has determined not to grant any additional awards under the 1998 Plan after the completion of this offering. However, the 1998 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 1998 Plan.

A total of 4,650,000 shares of our common stock are authorized for issuance under the 1998 Plan. As of January 31, 2004, options to purchase a total of 3,738,625 shares of our common stock were issued and outstanding, and a total of 668,137 shares of our common stock had been issued upon the exercise of options and stock purchase rights granted under the 1998 Plan.

Our 1998 Plan provides for the grant of options and stock purchase rights to our service providers. Stock purchase rights and nonstatutory stock options may be granted to our employees, directors and consultants, and incentive stock options within the meaning of Section 422 of the Internal Revenue Code may be granted only to our employees. Our compensation committee administers the 1998 Plan. The administrator has the authority to determine the terms and conditions of the options and stock purchase rights granted under the 1998 Plan, and may reduce the exercise price of an option to the then current fair market value of our common stock or institute a program whereby outstanding options are exchanged for options with a lower exercise price.

Our 1998 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise such award during his or her lifetime.

Our 1998 Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation or its parent or subsidiary will assume or substitute each stock purchase right and option. If the outstanding stock purchase rights or options are not assumed or substituted, they will become fully vested and exercisable for a 15-day period from the date the administrator provides notice of such transaction and shall terminate at the end of such 15-day period.

2004 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2004 Equity Incentive Plan in January 2004. The 2004 Equity Incentive Plan became effective upon its adoption by our board of directors, but is not expected to be utilized until shortly prior to the completion of this offering. Our 2004 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and for the grant of nonstatutory stock options, stock purchase rights, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants.

As of January 2004, a total of 1,750,000 shares of our common stock were reserved for issuance pursuant to the 2004 Equity Incentive Plan, of which no options were issued and outstanding. In addition, the shares reserved for issuance under our 2004 Equity Incentive Plan include (a) shares reserved but unissued under the 1998 Plan as of the effective date of the first registration statement filed by us and declared effective with respect to any class of our securities, (b) shares returned to the 1998 Plan as the result of termination of options or the repurchase of shares, and (c) annual increases in the number of shares available for issuance on the first day of each fiscal year beginning in 2005, equal to the lesser of:

•	5% of the outstanding shares of common stock on the first day of such year;

•	2,000,000 shares; or

•	an amount our board of directors may determine.

The compensation committee of our board of directors administers our 2004 Equity Incentive Plan. The compensation committee consists of at least two or more “outside directors” within the meaning of Section 162(m) of the Code so that options granted under the 2004 Equity Incentive Plan qualify as “performance based compensation.” Under Section 162(m) of the Code, the annual compensation paid to our named executive officers will only be deductible to the extent it does not exceed $1,000,000. However, we can preserve our deduction with respect to income recognized pursuant to options if the conditions for performance based compensation under Section 162(m) are met, which requires, among other things, that options be granted by a committee consisting of at least two “outside directors.” The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The administrator determines the exercise price of options granted under our 2004 Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 500,000 shares in any year. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 500,000 shares.

After termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2004 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2004 Equity Incentive Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance units and performance shares may be granted under our 2004 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date.

Our 2004 Equity Incentive Plan also provides for the automatic grant of options to our non-employee directors. Each non-employee director appointed to the board of directors after the completion of this offering, except for those directors who become non-employee directors by ceasing to be employee directors, will receive an initial option to purchase 30,000 shares of common stock upon such appointment. In addition, beginning in 2005, non-employee directors who have been directors for at least the preceding six months will receive a subsequent option to purchase 10,000 shares of common stock immediately following each annual meeting of our stockholders. All options granted under the automatic grant provisions will have a term of ten years and an exercise price equal to fair market value on the date of grant. Each option to purchase 30,000 shares will become exercisable as to one-third of the shares subject to the option on each anniversary of its date of grant, provided the non-employee director remains a director on such dates. Each option to purchase 10,000 shares will become exercisable as to 100% of the shares subject to the option on the third anniversary of its date of grant, provided the non-employee director remains a director on such date.

Our 2004 Equity Incentive Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2004 Equity Incentive Plan provides that in the event of our “change in control,” the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The award will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable.

Our 2004 Equity Incentive Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 Equity Incentive Plan provided such action does not impair the rights of any participant.

2004 Employee Stock Purchase Plan

Our board of directors adopted, and our stockholders approved, our 2004 Employee Stock Purchase Plan in January 2004. The 2004 Employee Stock Purchase Plan will become effective soon after the completion of this offering.

A total of 200,000 shares of our common stock will be made available for sale. In addition, our 2004 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2004 Employee Stock Purchase Plan on the first day of each fiscal year beginning in 2005, equal to the lesser of:

•	2% of the outstanding shares of our common stock on the first day of such year;

•	600,000 shares; and

•	such other amount as may be determined by our board of directors.

Our compensation committee administers the 2004 Employee Stock Purchase Plan. Our compensation committee has full and exclusive authority to interpret the terms of the 2004 Employee Stock Purchase Plan and determine eligibility to participate.

All of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than 5 months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2004 Employee Stock Purchase Plan if such employee:

•	immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2004 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 12-month offering periods. Each offering period includes two 6-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after May 1, 2005.

Our 2004 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base salary, wages, overtime pay, commissions, bonuses and other remuneration paid directly to the employee. A participant may purchase a maximum of 2,500 shares during a 6-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or on the end date of a purchase period within such offering period. If the fair market value of our common stock at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2004 Employee Stock Purchase Plan other than by will, the laws of descent and distribution, or as otherwise provided under the 2004 Employee Stock Purchase Plan.

If the successor corporation refuses to provide for the continuation or substitution of each outstanding right, the offering period then in progress will be shortened upon at least ten business days written notice to participants, and will terminate at the end of the shortened offering period.

Our 2004 Employee Stock Purchase Plan will automatically terminate in 2014, unless we terminate it sooner. Our board of directors has the authority to amend or terminate our 2004 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2004 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2004 Employee Stock Purchase Plan.

Limitations on Liability and Indemnification

Our Amended and Restated Certificate of Incorporation and Bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our Bylaws, we are also empowered to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have procured and intend to maintain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

We have entered into indemnification agreements with our directors, executive officers and others. Under these agreements, we are required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual or threatened proceeding, if any of them may be made a party to such proceeding because he or she is or was one of our directors or officers. We are obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, we are obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

In addition, our Amended and Restated Certificate of Incorporation filed in connection with this offering provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our Amended and Restated Certificate of Incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

TECHNICAL ADVISORY BOARD

The members of our technical advisory board, none of whom are our officers or employees, consult with us to provide advice, assistance and consultation in the field of dermatology and plastic surgery. Other than nondisclosure agreements, we do not have any agreements with our technical advisory board. We consider our advisory board members to be opinion leaders in their respective fields, and they offer us advice and feedback regarding the following:

•	unmet needs and opportunities;

•	clinical feedback on existing products;

•	assessment of new technologies and their applications; and

•	assessment of new clinical applications.

As of January 31, 2004, our Technical Advisory Board consisted of the following members:

Name	Position and Affiliation
R. Rox Anderson, M.D.	Associate Professor of Dermatology, Harvard Medical School; Research Director, Wellman Laboratories of Photomedicine

A. Jay Burns, M.D.	Assistant Professor of Plastic Surgery, University of Texas Southwestern Medical School

Christine Dierickx, M.D.	Director of the Boom Laser Clinic, Belgium; University of Ghent, Belgium

Donald Groot, M.D.	Medical Director, Groot DermaSurgery Centre; Clinical Professor of Medicine, University of Alberta

Melanie Grossman, M.D.	Dermatologist, private practice, New York, New York

Suzanne L. Kilmer, M.D.	Director, Laser & Skin Surgery Center of Northern California; Assistant Clinical Professor, University of California, Davis

Bruce Russell, M.D.	Dermatologist, private practice, Beaverton, Oregon

David Trost	Consultant in fields of optics, mechatronics and system engineering

Jay Walsh, Ph.D.	Professor of Biomedical Engineering, Northwestern University

RELATED PARTY TRANSACTIONS

On September 27, 1999, we issued and sold to MedVenture Associates III, LP a warrant to purchase 47,960 shares of Series B preferred stock and MedVen Affiliates III, LP a warrant to purchase 2,040 shares of Series B preferred stock, both at an exercise price of $2.00 per share. On September 10, 2003, we issued and sold to MedVenture Associates III, LP 47,960 shares of Series B preferred stock and MedVen Affiliates III, LP 2,040 shares of Series B preferred stock upon their exercise of the warrants and payment of $95,920 and $4,080, respectively. Upon completion of this offering, all shares of Series B preferred stock will be converted into shares of common stock. One of our board members, Ms. Campbell-White, is a member of MedVentures Associates Management III Co., LLC, which is the general partner of MedVentures Associates III, LP and MedVen Affiliates III, LP. In addition, Ms. Campbell-White may purchase up to 33,333 shares of common stock in this offering. See “Underwriting.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of January 31, 2004, by:

•	each beneficial owner of 5% or more of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of January 31, 2004 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based upon 6,988,114 shares of common stock outstanding as of January 31, 2004. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Cutera, Inc., 3240 Bayshore Blvd., Brisbane, California 94005.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to Offering			Shares to be Sold in the Offering	Shares Beneficially Owned After the Offering
	Number		Percent		Number		Percent
Entities affiliated with MedVenture Associates 5980 Horton Street, Suite 390 Emeryville, CA 94608	2,960,471	(1)	42.5%	—	2,960,471	(2)	29.3%
Funds Affiliated with Alta Partners One Embarcadero Center Suite 4050 San Francisco, CA 94111	1,375,000	(3)	19.8	375,000	1,000,000		9.9
Joe Davin 174 Georgetown Rd Boxford, MA 01921-1610	25,000		*	5,000	20,000		*
Clare Meister 63 Fishermans Cove Sawgrass Country Club Ponte Vedra Beach, FL 32082	25,000		*	10,000	15,000		*
Gerard Furbershaw Revocable Trust 537 Hamilton Ave. Palo Alto, CA 94301	20,000	(4)	*	10,000	10,000		*
Jeff Smith 182 Warren Rd. San Mateo, CA 94401	20,000		*	10,000	10,000		*
Richard G. Caro Trust 2522 Octavia Street #2 San Francisco, CA 94123	20,000		*	10,000	10,000		*
Lunar Fund LLC 537 Hamilton Ave. Palo Alto, CA 94301	20,000	(5)	*	10,000	10,000		*

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to Offering			Shares to be Sold in the Offering	Shares Beneficially Owned After the Offering
	Number		Percent		Number		Percent
Ann Marie Fitzpatrick 288 Marich Way Los Altos, CA 94022-1402	6,000		*	2,000	4,000		*
Annette J. Campbell-White	2,960,471	(1)	42.5	—	2,960,471	(2)	29.3
Guy P. Nohra	1,375,000	(3)	19.8	375,000	1,000,000		9.9
David B. Apfelberg, M.D.(6)	55,000		*	—	55,000		*
Jerry P. Widman	—		—	—	—		—
Kevin P. Connors(7)	1,256,315		16.0	—	1,256,315		11.5
David A. Gollnick(8)	717,639		9.7	—	717,639		6.8
Michael J. Levernier(9)	511,765		7.1	—	511,765		5.0
Ronald J. Santilli(10)	98,099		1.4	—	98,099		*
Kathleen A. Maynor(11)	79,521		1.1	—	79,521		*
All executive officers and directors as a group (9 persons)(12)	7,053,810		97.7	—	6,678,810		56.6

*	Indicates ownership of less than 1%.
(1)	Includes 2,839,683 shares held by MedVenture Associates III, LP and 120,788 shares held by MedVen Affiliates III, LP (collectively “MedVenture Associates”). Ms. Campbell-White is a member of MedVentures Associates Management III Co., LLC, which is the general partner of MedVenture Associates III, LP and MedVen Affiliates III, LP. Ms. Campbell-White disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Ms. Campbell-White and Mr. George Choi, both general partners of MedVenture Associates, share voting and investment control in MedVen Affiliates III, LP and MedVentures Associates III, LP.
(2)	Does not include up to 33,333 additional shares that may be purchased in this offering by Ms. Campbell-White. See “Underwriting.”
(3)	Includes 1,357,846 shares held by Alta California Partners II, LP. and 17,154 shares held by Alta Embarcadero Partners II, LLC. Mr. Nohra is a managing director of Alta California Partners II, LP and a member of Alta Embarcadero Partners II, LLC, and disclaims beneficial ownership of the shares held by such entities except to the extent of his proportionate interest therein. Jean Deleage, Garrett Gruener, Guy Nohra, Daniel Janney and Alix Marduel are managing directors of the general partner of Alta California Partners II, LP and share voting and investment control with regard to shares held by Alta California Partners II, LP. Jean Deleage, Garrett Gruener and Guy Nohra are members of Alta Embarcadero Partners II, LLC and share voting and investment control with regard to shares held by Alta Embarcadero Partners II, LLC.
(4)	Gerard Furbershaw and Michelle Furbershaw share voting and investment control with regard to the shares held by the Gerard Furbershaw Revocable Trust.
(5)	Gerard Furbershaw and Jeff Smith share voting and investment control with regard to the shares held by Lunar Fund LLC.
(6)	Includes 20,000 shares subject to options exercisable within 60 days of January 31, 2004.
(7)	Includes 854,583 shares subject to options exercisable within 60 days of January 31, 2004.
(8)	Includes 421,132 shares subject to options exercisable within 60 days of January 31, 2004.
(9)	Includes 233,513 shares subject to options exercisable within 60 days of January 31, 2004.
(10)	Represents shares subject to options exercisable within 60 days of January 31, 2004.
(11)	Represents shares subject to options exercisable within 60 days of January 31, 2004.
(12)	Includes 1,706,848 shares subject to options exercisable within 60 days of January 31, 2004.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and preferred stock, as well as options to purchase our common stock and provisions of our Amended and Restated Certificate of Incorporation and Bylaws. This description is only a summary. You should also refer to our Amended and Restated Certificate of Incorporation and Bylaws which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering, we will be authorized to issue up to 55,000,000 shares of capital stock, $0.001 par value, to be divided into two classes designated common stock and preferred stock. Of such authorized shares, 50,000,000 shares will be designated as common stock, and 5,000,000 shares will be designated as preferred stock.

Common Stock

As of January 31, 2004, there were 6,988,114 shares of common stock outstanding that were held of record by 53 stockholders, assuming conversion of all shares of preferred stock into 4,725,000 shares of common stock. After giving effect to the sale of common stock offered in this offering, there will be 10,088,114 shares of common stock outstanding. As of January 31, 2004, there were outstanding options to purchase a total of 3,738,625 shares of our common stock under our 1998 Stock Plan.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of January 31, 2004, there were outstanding warrants to purchase 9,000 shares of our Series A convertible preferred stock, originally issued on February 11, 1999, and a warrant to purchase 11,000 shares of our Series B convertible preferred stock, originally issued on May 24, 2000, at an exercise price of $1.00 and $2.00 per share, respectively. Assuming conversion of Series A and Series B convertible preferred stock into common stock upon completion of this offering, the warrant to purchase Series A preferred stock will be exercisable for 9,000 shares of common stock at an exercise price of $1.00 per share, and the warrant to purchase Series B preferred stock will be exercisable for 11,000 shares of common stock at an exercise price of $2.00 per share. The warrant to purchase 9,000 shares of Series A preferred stock is exercisable at any time prior to February 2004, and the warrant to purchase 11,000 shares of Series B preferred stock is exercisable at any time prior to May 2007. We issued the warrants to Silicon Valley Bank in connection with a line of credit.

Registration Rights

After the closing of this offering, the holders of approximately 4,313,000 shares of our common stock, including 20,000 shares issuable upon exercise of the outstanding warrants described above, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. Beginning six months after the closing of this offering, the holders of at least 50% of these securities have the right to require us, on not more than two occasions, to file a registration statement on Form S-1 under the Securities Act in order to register the resale of their shares of common stock. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. Further, these holders may require us to register the resale of all or a portion of their shares on Form S-3, subject to certain conditions and limitations.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws

Our Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering, will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. Our Amended and Restated Certificate of Incorporation and Bylaws, to be effective upon completion of this offering, will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) may call a special meeting of stockholders. Our Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering, will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provision of our Amended and Restated Certificate of Incorporation and Bylaws relating to the absence of cumulative voting, the classification of our board of directors, the requirement that stockholder actions be effected at a duly called meeting, and the designated parties entitled to call a special meeting of the stockholders.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Nasdaq National Market Listing

Our common stock has been approved for quotation on The Nasdaq National Market, subject to notice of issuance.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc. Its address is 350 Indiana Street, Suite 800, Golden, Colorado 80401, and its telephone number is (303) 262-0600.

SHARES ELIGIBLE FOR FUTURE SALE

We will have 10,088,114 shares of common stock outstanding after the completion of this offering (10,553,114 shares if the underwriters’ over-allotment is exercised in full). Of those shares, the 3,532,000 shares of common stock sold in the offering (3,997,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining 6,556,114 shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144.

All of our officers, directors and security holders have entered into lock-up agreements pursuant to which they have agreed, subject to limited exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Piper Jaffray & Co. See “Underwriting.” After the 180-day lock-up period, these shares may be sold, subject to applicable securities laws.

After the offering, the holders of approximately 4,313,000 shares of our common stock (including 20,000 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. For more information on these registration rights, see “Description of Capital Stock — Registration Rights.”

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares of our common stock for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 100,881 shares immediately after the offering); or

•	the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and the availability of our current public information. A person (or persons whose shares are aggregated) who is deemed not to have been our affiliate at any time during the 90 days preceding a sale by him and who has beneficially owned his shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or the availability of current public information we refer to above.

Any of our employees, officers, directors or consultants who purchased his or her shares before the completion of this offering or who holds options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144’s holding-period restrictions, in each case commencing 90 days after completion of this offering. Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

Subject to the lock-up agreements, the shares of our common stock that will become eligible for sale without registration pursuant to Rule 144 or Rule 701 under the Securities Act are as follows:

•	1,214,548 shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k); and

•	5,341,566 shares will be eligible for sale in the public market under Rule 144 or Rule 701 beginning 90 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under those rules.

Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under the 1998 Stock Plan, the 2004 Equity Incentive Plan and the 2004 Employee Stock Purchase Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement will become effective immediately upon filing.

Prior to the completion of this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered hereby.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. is acting as book-running manager for this offering and, together with SG Cowen Securities Corporation and RBC Dain Rauscher Inc., is acting as representative of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.
SG Cowen Securities Corporation
RBC Dain Rauscher Inc.

Total

The underwriters have advised us and the selling stockholders that they propose to offer the shares to the public at $         per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $             per share. The underwriters may allow and the dealers may reallow a concession of not more than $             per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

At our request, the underwriters have reserved for sale at the initial public offering price up to 38,333 shares of common stock to one member of our board of directors and to another person having a business relationship with us. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

We have granted to the underwriters an option to purchase up to an additional 465,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total to be paid by us	$	$
Total to be paid by the selling stockholders	$	$

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

The offering of our shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.

We and each of our directors, executive officers and stockholders, including the selling stockholders, have agreed to certain restrictions on the ability to sell shares of our common stock for a period of 180 days after the date of this prospectus. We have also agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Piper Jaffray & Co. for a period of 180 days after the date of this prospectus. The agreement provides exceptions for sales to the underwriters pursuant to the purchase agreement, the granting of options to purchase shares under our existing stock option plan and other common exceptions.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors considered in determining the initial public offering price include:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of the offering and other relevant factors.

There can be no assurance that the initial public offering price of the common stock will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active public market for the common stock will develop and continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholders. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for Cutera by Wilson Sonsini Goodrich & Rosati, Palo Alto, California. Certain members of Wilson Sonsini Goodrich & Rosati, Palo Alto, California maintain beneficial ownership of 114,000 shares of our common stock. Latham & Watkins LLP, Menlo Park, California, is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

CUTERA, INC.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Cutera, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index on page F-1 present fairly, in all material respects, the financial position of Cutera, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 16(b) on page II-4 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/    PRICEWATERHOUSECOOPERS LLP

San Jose, California

February 20, 2004

CUTERA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		Pro Forma Stockholders’ Equity at December 31, 2003
	2002	2003
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,276	$10,290
Restricted cash	60	250
Accounts receivable, net of allowance for doubtful accounts in 2002 and 2003 of $140 and $307, respectively	3,178	7,597
Inventory	1,366	2,239
Current portion of deferred tax asset	763	1,699
Other current assets	301	879

Total current assets	13,944	22,954

Property and equipment, net	569	734
Intangibles, net	507	453
Deferred tax asset, net of current portion	406	57

Total assets	$15,426	$24,198

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity
Liabilities:
Accounts payable	$925	$1,915
Accrued liabilities	3,795	5,709
Deferred revenue	328	1,125

Total current liabilities	5,048	8,749

Deferred revenue, net of current portion	—	202

Total liabilities	5,048	8,951

Commitments and contingencies (Note 5)

Redeemable convertible preferred stock, $0.001 par value:
Authorized: 4,784,000 shares in 2002 and 2003
Issued and outstanding: 4,675,000 and 4,725,000 shares in 2002 and 2003, respectively, and none pro forma (unaudited)
(Liquidation and redemption value: $7,450 in 2003)	7,272	7,372	$—

Stockholders’ equity:
Common stock, $0.001 par value:
Authorized: 20,000,000 shares;
Issued and outstanding: 1,963,384 and 2,229,514 shares in 2002 and 2003, respectively and 6,954,514 shares pro forma (unaudited)	2	2	7
Additional paid-in capital	4,643	7,579	14,946
Deferred stock-based compensation	(2,615)	(3,888)	(3,888)
Retained earnings	1,076	4,182	4,182

Total stockholders’ equity	3,106	7,875	$15,247

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$15,426	$24,198

The accompanying notes are an integral part of these consolidated financial statements.

CUTERA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,
	2001	2002	2003
Net revenue(1)	$19,328	$28,327	$39,088
Cost of revenue(1)	6,941	9,991	12,317

Gross profit	12,387	18,336	26,771

Operating expenses:
Sales and marketing(1)	5,693	8,602	13,792
Research and development(1)	2,221	2,988	3,448
General and administrative(1)	1,963	5,416	4,367

Total operating expenses	9,877	17,006	21,607

Income from operations	2,510	1,330	5,164
Interest and other income, net	171	85	30

Income before income taxes	2,681	1,415	5,194
Provision for income taxes	(342)	(755)	(2,088)

Net income	$2,339	$660	$3,106

Net income per share:
Basic	$1.58	$0.36	$1.47

Diluted	$0.27	$0.07	$0.35

Weighted-average number of shares used in per share calculations:
Basic	1,480	1,810	2,106

Diluted	8,731	8,811	8,835

Pro forma net income per share (unaudited):
Basic			$0.46

Diluted			$0.35

Weighted-average number of shares used in pro forma per share calculations (unaudited):
Basic			6,794

Diluted			8,835

(1)Includes the following stock-based compensation charges:
Net revenue	$164	$—	$—
Cost of revenue	93	234	240
Sales and marketing	262	366	382
Research and development	113	287	351
General and administrative	120	310	451

	$752	$1,197	$1,424

The accompanying notes are an integral part of these consolidated financial statements.

CUTERA, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Deferred Stock-Based Compensation	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at December 31, 2000	1,688,076	$2	$3	$—	$(1,923)	$(1,918)

Repurchase of common stock from founders	(72,349)	—	—	—	—	—
Exercise of stock options	224,427	—	53	—	—	53
Deferred stock-based compensation	—	—	4,206	(4,206)	—	—
Amortization of deferred stock-based compensation	—	—	—	487	—	487
Non-employee stock-based compensation	—	—	265	—	—	265
Net income	—	—	—	—	2,339	2,339

Balance at December 31, 2001	1,840,154	2	4,527	(3,719)	416	1,226

Exercise of stock options	123,230	—	23	—	—	23
Deferred stock-based compensation	—	—	(78)	78	—	—
Amortization of deferred stock-based
compensation	—	—	—	1,026	—	1,026
Non-employee stock-based compensation	—	—	171	—	—	171
Net income	—	—	—	—	660	660

Balance at December 31, 2002	1,963,384	2	4,643	(2,615)	1,076	3,106

Exercise of stock options	266,130	—	108	—	—	108
Deferred stock-based compensation	—	—	2,591	(2,591)	—	—
Amortization of deferred stock-based compensation	—	—	—	1,318	—	1,318
Tax benefit related to employee stock options	—	—	131	—	—	131
Non-employee stock-based compensation	—	—	106	—	—	106
Net income	—	—	—	—	3,106	3,106

Balance at December 31, 2003	2,229,514	$2	$7,579	$(3,888)	$4,182	$7,875

The accompanying notes are an integral part of these consolidated financial statements.

CUTERA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income	$2,339	$660	$3,106
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	203	382	443
Loss on disposal of fixed assets	11	4	35
Allowance for doubtful accounts	77	141	333
Reserve for excess and obsolete inventory	542	993	139
Stock-based compensation	752	1,197	1,424
Change in deferred tax asset	(859)	(310)	(587)
Tax benefit related to employee stock options	—	—	131
Change in assets and liabilities:
Accounts receivable	(303)	(952)	(4,752)
Inventory	(1,290)	(1,132)	(1,012)
Deferred cost of revenue	56	30	—
Other current assets	(778)	593	(578)
Other assets	9	—	—
Accounts payable	435	116	990
Accrued liabilities	2,154	955	1,914
Deferred revenue	(178)	—	999

Net cash provided by operating activities	3,170	2,677	2,585

Cash flows from investing activities:
Acquisition of property and equipment	(213)	(280)	(589)
Acquisition of intangibles	—	(538)	—
Change in restricted cash	(100)	40	(190)

Net cash used in investing activities	(313)	(778)	(779)

Cash flows from financing activities:
Repayments on line of credit	(118)	—	—
Proceeds from exercise of warrant	—	—	100
Proceeds from exercise of stock options	53	23	108

Net cash provided by (used in) financing activities	(65)	23	208

Net increase in cash and cash equivalents	2,792	1,922	2,014
Cash and cash equivalents at beginning of year	3,562	6,354	8,276

Cash and cash equivalents at end of year	$6,354	$8,276	$10,290

Supplemental disclosure of cash flow information:
Cash paid for interest	$13	$—	$—

Cash paid for taxes	$63	$997	$2,295

Supplemental disclosure of significant non-cash investing and financing activities:
Deferred stock-based compensation	$4,206	$(78)	$2,591

The accompanying notes are an integral part of these consolidated financial statements.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION:

Formation and business of the Company

Cutera, Inc. (the “Company”) designs, develops, manufactures, and markets the CoolGlide family of products for use in laser and other light-based aesthetic applications. The Company’s products enable dermatologists, plastic surgeons, gynecologists, primary care physicians, and other qualified practitioners to offer non-invasive aesthetic treatments to their patients. The Company was incorporated in Delaware on August 10, 1998 under the name of Acme Medical, Inc. and changed its name to Altus Medical, Inc. in July 1999 and again to Cutera, Inc. in January 2004.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Pro forma common shares outstanding and pro forma net income per share (unaudited)

The pro forma common shares outstanding at December 31, 2003 and the pro forma weighted-average common shares outstanding during the year ended December 31, 2003 reflect the automatic conversion of all shares of redeemable convertible preferred stock outstanding into shares of common stock in connection with the Company’s contemplated initial public offering.

A reconciliation of the numerator and denominator used in the calculation of pro forma net income per share follows (in thousands):

Year Ended December 31, 2003
Numerator:
Net income	$3,106

Denominator:
Weighted-average number of shares outstanding used in computing basic net income per share	2,106
Adjustments to reflect the effect of the assumed conversion of the preferred stock from the date of issuance	4,688

Weighted-average number of shares used in computing basic pro forma net income per share	6,794

Weighted-average number of shares used in computing diluted pro forma net income per share	8,835

Basis of presentation

In 2002, the Company formed wholly-owned subsidiaries in France, Germany, and the United Kingdom. In 2003, the Company formed wholly-owned subsidiaries in Japan, Canada, Australia and Spain. The purpose of these subsidiaries is to market and sell the Company’s products outside of the United States. The consolidated financial statements include the accounts of the subsidiaries, and all inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents or short-term financial investments that are readily convertible to cash are stated at cost, which approximates market value. The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Restricted cash

At December 31, 2002 and 2003, cash balances of $60,000 and $250,000, respectively, were restricted from withdrawal and held by a bank in the form of certificates of deposit. These certificates of deposit serve as collateral against merchant accounts and a facility lease.

Fair value of financial instruments

Carrying amounts of the Company’s financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short maturities.

Concentration of credit risk and other risks and uncertainties

Financial instruments that potentially subject the Company to concentrations of risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are primarily invested in deposits and money market accounts with one major bank in the United States. Deposits in this bank may exceed the amount of insurance provided on such deposits, if any. Management believes that this financial institution is financially sound and, accordingly, minimal credit risk exists. The Company has not experienced any losses on its deposits of cash and cash equivalents. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Historically, such losses have been within management’s expectations.

Segment information

The Company operates in one business segment, which encompasses the designing, developing, manufacturing and marketing of aesthetic laser systems for dermatologists, plastic surgeons, gynecologists, primary care physicians and other practitioners worldwide. Management uses one measurement of profitability and does not segregate its business for internal reporting. The Company’s long-lived assets maintained outside the United States are insignificant.

The following table summarizes revenue by geographic region (in thousands):

	Years Ended December 31,
	2001	2002	2003
United States	$13,891	$22,944	$30,102
Canada	1,562	900	1,572
Asia	2,225	1,963	3,976
Europe	1,391	2,286	3,209
Latin America	259	234	229

Total	$19,328	$28,327	$39,088

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues are attributed to regions based on the shipping location of external customers.

The Company is subject to risks common to companies in the medical device industry, including, but not limited to, new technological innovations, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, product liability and compliance with government regulations. To continue profitable operations, the Company must continue to successfully design, develop, manufacture and market its products. There can be no assurance that current products will continue to be accepted in the marketplace. Nor can there be any assurance that any future products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed, if at all. These factors could have a material adverse effect on the Company’s future financial results and cash flows.

Future products developed by the Company may require approvals from the Food and Drug Administration or international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s products will continue to meet the necessary regulatory requirements. If the Company was denied such approvals or such approvals were delayed, it may have a materially adverse impact on the Company.

Inventory

Inventory is stated at the lower of cost or market, cost being determined on a standard cost basis (which approximates actual cost on a first-in, first-out basis) and market being determined as the lower of replacement cost or net realizable value.

The Company includes demonstration units within inventory. Demonstration units are carried at cost and amortized over their estimated economic life of two years. Amortization expense related to demonstration units is recorded within cost of goods sold. Proceeds from the sale of demonstration units are recorded within revenues. Prior to the year ended December 31, 2002, the Company classified demonstration units within property and equipment and amortized them over a period of two years. The Company reclassified such units as inventory after establishing a practice of selling demonstration units to customers. The Company believes that the classification of demonstration units within inventory reflects the Company’s intention and practice of making demonstration units available for sale to customers.

Property and equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which is generally two to five years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets, typically five years. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Intangible assets

Intangible assets are amortized using the straight-line method over their expected useful lives. Intangible assets at December 31, 2002 and 2003 principally comprised a technology license obtained as a result of the settlement of a patent litigation case. The license was acquired during the year ended December 31, 2002 at a cost of $538,000 and with an expected useful life of ten years from the date of purchase. Amortization expense during the years ended December 31, 2002 and 2003 was $31,000 and $54,000, respectively. The license had a net carrying amount of $507,000 and $453,000 at December 31, 2002 and 2003, respectively. Estimated future amortization expense for each of the years ended December 31, 2004 through December 31, 2007 is $54,000 per year.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment of long-lived assets

In accordance with the provisions of Statement of Financial Accounting Standards Board (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS No. 144, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Through December 31, 2003, there have been no such impairments.

Revenue recognition

Product revenue, including upgrade revenue, is recognized when title and risk of ownership has been transferred, provided that persuasive evidence of an arrangement exists, the price is fixed and determinable, remaining obligations are insignificant and collectibility is reasonably assured. Transfer of title and risk of ownership generally occurs when the product is shipped to the customer or when the customer receives the product, depending on the nature of the arrangement. Revenue is recorded net of customer and distributor discounts.

The Company generally offers a warranty with its products. The Company provides for the estimated cost to repair or replace products under warranty at the time of sale. Service revenue is recognized as the services are provided and, for service contracts, on a straight-line basis over the period of the applicable service contract. Service revenues were $55,000, $758,000 and $1,617,000 during the years ended December 31, 2001, 2002, 2003, respectively.

Research and development expenditures

Costs related to research, design and development of products are charged to research and development expense as incurred.

Advertising costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. Advertising expense was $405,000, $496,000 and $886,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and its interpretations and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Equity instruments issued to non-employees are recorded at their fair value on the measurement date and are subject to periodic adjustment as the underlying equity instruments vest. Non-employee stock-based compensation charges are amortized over the vesting period, on a straight-line basis.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation arrangements (in thousands, except per share data):

	Years Ended December 31,
	2001	2002	2003
Net income, as reported	$2,339	$660	$3,106
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	487	1,026	1,137
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(883)	(1,998)	(1,424)

Pro forma net income (loss)	$1,943	$(312)	$2,819

Net income (loss) per share:
Basic — as reported	$1.58	$0.36	$1.47

Basic — pro forma	$1.31	$(0.17)	$1.34

Diluted — as reported	$0.27	$0.07	$0.35

Diluted — pro forma	$0.22	$(0.17)	$0.32

The value of each option granted is estimated on the date of grant using the minimum value method with the following weighted average assumptions:

	Years Ended December 31,
	2001	2002	2003
Risk-free interest rate	5.05%	2.97%	2.10%
Expected life (in years)	4	4	4
Dividend yield	—	—	—

Based on the above assumptions, the weighted-average estimated minimum values of options granted were $3.71, $0.48 and $3.94 per share for the years ended December 31, 2001, 2002 and 2003, respectively.

Income taxes

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax basis of assets and liabilities, measured at tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive income

Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. For the years ended December 31, 2001, 2002 and 2003, the Company did not have any significant components of comprehensive income other than net income. Therefore, no separate statement of comprehensive income has been presented.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign currency

The U.S. dollar is the functional currency of the Company’s subsidiaries. Monetary and non-monetary assets and liabilities are remeasured into U.S. dollars at period end and historical exchange rates, respectively. Sales and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to non-monetary assets which are remeasured at historical exchange rates. Gains or losses resulting from foreign currency transactions are included in net income and are insignificant. The effect of exchange rate changes on cash and cash equivalents was insignificant for each of the three years in the period ended December 31, 2003.

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. During December 2003, the FASB issued FIN 46R, a revision to FIN 46. FIN 46R provides a broad deferral of the latest date by which all public entities must apply FIN 46 to certain variable interest entities, to the first reporting period ending after March 15, 2004. The Company does not expect the adoption of FIN 46 to have a material impact upon its financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption. While the effective date of certain elements of SFAS No. 150 have been deferred, the Company does not expect the adoption of SFAS No. 150 to have a material impact upon its financial position, cash flows or results of operations.

NOTE 3 — BALANCE SHEET DETAIL:

Inventory

Inventory consists of the following (in thousands):

	December 31,
	2002	2003
Raw materials	$482	$1,110
Finished goods	884	1,129

	$1,366	$2,239

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other current assets

Other current assets consist of the following (in thousands):

	December 31,
	2002	2003
Prepaid expenses	$268	$361
Deferred public offering costs	—	225
Other	33	293

	$301	$879

Property and equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31,
	2002	2003
Leasehold improvements	$104	$132
Office equipment and furniture	778	822
Machinery and equipment	385	676
Construction in progress	58	220

	1,325	1,850
Less: Accumulated depreciation and amortization	(756)	(1,116)

	$569	$734

Depreciation and amortization expense related to property and equipment was $203,000, $351,000 and $389,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,
	2002	2003
Warranty	$1,500	$1,700
Income tax	442	808
Payroll and related expenses	1,113	1,837
Professional fees	279	559
Other	461	805

	$3,795	$5,709

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4 — WARRANTY AND SERVICE CONTRACTS:

Warranty

The Company has a direct field service organization in the United States that provides service for its products. The Company generally provides a warranty with its products, depending on the type of product. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. On distributor sales, the Company provides a warranty on parts only. The Company currently provides for the estimated cost to repair or replace products under warranty at the time of sale.

Warranty reserve (in thousands):
Balance, December 31, 2001	$988
Add: Accruals for warranties issued in 2002	1,462
Less: Settlements made during the period	950

Balance, December 31, 2002	1,500
Add: Accruals for warranties issued in 2003	1,444
Less: Settlements made during the period	1,244

Balance, December 31, 2003	$1,700

Service contracts

Service contract revenue is recognized on a straight-line basis over the period of the applicable service contract.

Deferred service contract revenue (in thousands):
Balance, December 31, 2001	$328
Add: Payments received	758
Less: Revenue recognized	758

Balance, December 31, 2002	328
Add: Payments received	2,095
Less: Revenue recognized	1,096

Balance, December 31, 2003	$1,327

Costs incurred under service contracts during the years ended December 31, 2002 and 2003 amounted to $408,000 and $780,000, respectively, and are recognized as incurred.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 5 — COMMITMENTS AND CONTINGENCIES:

Facility lease

The Company leases its office and manufacturing facilities under two noncancelable operating leases which expire in 2005 and 2014. The aggregate future minimum rental payments required under the noncancelable operating leases as of December 31, 2003 are as follows (in thousands):

Years Ending December 31,
2004	$679
2005	632
2006	600
2007	713
2008	792
2009 and thereafter	6,415

Future minimum rental payments	$9,831

Rent expense was $183,000, $189,000 and $193,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

On February 17, 2004, the Company terminated one of its facilities operating leases and incurred a termination charge of $250,000. The termination of this agreement resulted in a reduction of the Company’s operating lease commitments of $166,000 and $152,000 for the years ended December 31, 2004 and 2005, respectively.

Contingencies

In February 2002, Palomar Medical Technologies (“Palomar”) filed a lawsuit against the Company in the United States District Court, District of Massachusetts. The plaintiff alleges that by making, using, selling or offering for sale the Company’s CoolGlide CV, CoolGlide Excel, CoolGlide Vantage and CoolGlide Xeo products, the Company is willfully and deliberately infringing U.S. Patent No. 5,735,844. This patent concerns a method and apparatus for removing hair with light energy. Massachusetts General Hospital (“MGH”) later joined the lawsuit as an additional plaintiff, since Palomar is the exclusive licensee, and MGH is the owner, of the patent at issue in the lawsuit. Palomar and MGH are seeking to enjoin the Company from selling products found to infringe the patent, and to obtain compensatory and treble damages, reasonable costs and attorney’s fees, and other relief as the court deems just and proper. The Company is defending the action vigorously, claiming that its products do not infringe applicable claims of the patent, and that these claims are invalid and unenforceable. Additionally, the Company has filed a counterclaim alleging that the patent should be declared unenforceable because of inadequate disclosures made to the U.S. Patent and Trademark Office by the plaintiffs during that patent’s prosecution with the U.S. Patent and Trademark Office. In February 2004, the court issued a ruling on a claims construction, or “Markman,” hearing held in June 2003. In that hearing, the parties each offered alternative definitions for 12 disputed claim terms in that patent. In its ruling, the court construed these disputed terms, commenting that some of the Company’s proposed definitions would have improperly limited the patent’s scope, while some of the plaintiffs’ proposed definitions would have been overly broad and untenable. The litigation is active and the parties are now continuing with the discovery phase of this lawsuit, although either party may file a motion for summary judgment at any time, which could accelerate the litigation’s determination. The Company believes that it has meritorious defenses of non-infringement and invalidity in this action. However, litigation is unpredictable and the Company may not prevail in successfully defending or asserting its position. If the Company does not prevail, it may be ordered to pay substantial damages for past sales and an ongoing royalty for future sales of products found to infringe. The Company could also be ordered to stop selling any products that perform hair removal, currently representing substantially all of its revenues.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2002, Allied Health Association, a privately-held distributor of healthcare and beauty products, filed a lawsuit against the Company in the United States District Court, District of Colorado. The plaintiff claims that the Company wrongfully terminated a contract providing for the plaintiff to act as the exclusive U.S. distributor for the Company’s CoolGlide product to non-physician markets, by terminating the contract and distributing the products directly to the non-physician U.S. market. The plaintiff also claims unjust enrichment. The Company has filed counterclaims, alleging fraud and breach of contract. The litigation is currently in an active discovery phase. The Company estimates that Allied Health is claiming approximately $700,000 in actual damages plus punitive damages. The Company believes the plaintiff’s claims are without merit and intends to defend the action vigorously.

From time to time, the Company may become involved in litigation relating to claims arising from the ordinary course of business. Management does not believe the final disposition of these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

NOTE 6 — REDEEMABLE CONVERTIBLE PREFERRED STOCK:

Redeemable convertible preferred stock

As of December 31, 2002 and 2003, the Company had redeemable convertible preferred stock outstanding as follows (in thousands):

	December 31,
	2002	2003
Total authorized shares:	4,784	4,784

Outstanding shares:
Series A	2,000	2,000
Series B	2,675	2,725

Total outstanding shares	4,675	4,725

Liquidation and redemption amount:
Series A	$2,000	$2,000
Series B	5,350	5,450

Total liquidation and redemption amount	$7,350	$7,450

Proceeds, net of issuance costs:
Series A	$1,945	$1,945
Series B	5,327	5,427

Total proceeds, net of issuance costs	$7,272	$7,372

Dividend rights

The holders of shares of Series A and Series B preferred stock are entitled to receive dividends at the rate of $0.08 and $0.16 per share, respectively, per year. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock. Such dividends are payable if, when, and as declared by the Board of Directors, and are not cumulative. As of December 31, 2003 no dividends had been declared.

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

holders of common stock, an amount per share equal to $1.00 and $2.00 for each outstanding share of Series A and Series B preferred stock, respectively (as adjusted for any stock dividends, combinations, or splits) plus any declared but unpaid dividends on such shares. In the event that upon liquidation or dissolution, the assets and funds of the Company are insufficient to permit the payment to preferred stockholders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of the shares of preferred stock in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Conversion rights

Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The initial conversion price per share of Series A and Series B preferred stock is $1.00 and $2.00, respectively, and is subject to adjustment in accordance with conversion provisions contained in the Company’s certificate of incorporation. Conversion is automatic immediately upon closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $8.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and the aggregate proceeds raised exceed $15,000,000.

Voting rights

The holder of each share of Series A and Series B preferred stock is entitled to one vote for each share of common stock into which it could be converted.

Redemption rights

The holders of the Series A and Series B preferred stock are entitled at any time after November 10, 2004 with the approval of 50% of the then outstanding Series A and Series B preferred stockholders to require the Company to redeem all shares of Series A and Series B preferred stock in three annual installments.

The redemption price for Series A and Series B preferred stock is $1.00 and $2.00 per share, respectively, plus an amount equal to declared and unpaid dividends on such shares.

As of December 31, 2003, the Company is required, upon approval, to redeem the preferred stock as follows:

	Series A		Series B		Total
Years Ending December 31,	Shares	Amount	Shares	Amount	Shares	Amount
2004	666,667	$666,667	891,667	$1,783,334	1,558,334	$2,450,001
2005	666,667	666,667	891,667	1,783,334	1,558,334	2,450,001
2006	666,666	666,666	941,666	1,883,332	1,608,332	2,549,998

	2,000,000	$2,000,000	2,725,000	$5,450,000	4,725,000	$7,450,000

Stock warrants

In February 1999, in connection with a line of credit agreement, the Company issued a warrant to purchase 9,000 shares of Series A preferred stock at $1.00 per share. The warrant may be exercised within five years of the date of grant. The value of the warrant was calculated using the Black-Scholes option pricing model and deemed insignificant. The warrant was outstanding at December 31, 2003.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In September 1999, the Company issued a warrant to purchase 50,000 shares of Series B preferred stock at $2.00 per share. The warrant may be exercised within four years of the date of grant. The value of the warrant was calculated using the Black-Scholes option pricing model and deemed insignificant. The warrant was fully exercised during the year ended December 31, 2003.

In May 2000, in connection with an amended line of credit agreement, the Company issued a warrant to purchase 11,000 shares of Series B preferred stock at $2.00 per share. The warrant may be exercised within seven years of the date of grant. The value of the warrant was calculated using the Black-Scholes option pricing model and deemed insignificant. The warrant was outstanding at December 31, 2003.

NOTE 7 — STOCKHOLDERS’ EQUITY (DEFICIT):

Common stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of the preferred stockholders.

Shares of common stock were issued to the founders and other key persons under purchase agreements. Some of these agreements contain provisions for the repurchase of unvested shares by the Company upon the termination of employment or services to the Company. The number of shares subject to repurchase is generally reduced by 25% of the initial number issued at the vesting commencement date and 1/36th of the remaining shares each month thereafter that the holder continues to serve as an employee, director or consultant. At December 31, 2003, there were no outstanding shares of common stock subject to repurchase.

Stock option plan

In 1998, the Company adopted the 1998 Stock Plan (the “1998 Plan”) under which 4,650,000 shares of the Company’s common stock have been reserved for issuance to employees, directors and consultants. Options granted under the 1998 Plan may be incentive stock options or non-statutory stock options. Stock purchase rights may also be granted under the 1998 Plan. Incentive stock options may only be granted to employees. The Board of Directors determines the period over which options become exercisable, however, except in the case of options granted to officers, directors and consultants, options shall become exercisable at a rate of no less than 20% per year over five years from the date the options are granted. Options are to be granted at an exercise price not less than the fair market value per share on the grant date for incentive options or 85% of fair market value for nonqualified stock options. For employees holding more than 10% of the voting rights of all classes of stock, the exercise price shall not be less than 110% of the fair market value per share on the grant date. Options granted under the 1998 Plan generally become exercisable 25% on the first anniversary of the vesting commencement date and an additional 1/48th of the total number of shares subject to the option shares shall become exercisable on the last day of each calendar month thereafter until all of the shares have become exercisable. Unvested options that have been exercised are subject to repurchase upon termination of the holder’s status as an employee, director or consultant. The term of the options is ten years.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity under the 1998 Plan is summarized as follows:

	Shares Available for Grant	Options Outstanding
		Number of Shares	Weighted- Average Exercise Price
Balances, December 31, 2000	83,500	2,645,750	$0.18

Additional shares reserved	1,100,000	—
Options granted	(1,050,150)	1,050,150	$3.26
Options exercised	—	(224,427)	$0.24
Options cancelled	301,202	(301,202)	$0.61

Balances, December 31, 2001	434,552	3,170,271	$1.33

Additional shares reserved	800,000	—
Options granted	(809,732)	809,732	$4.25
Options exercised	—	(123,230)	$0.19
Options cancelled	200,107	(200,107)	$4.33

Balances, December 31, 2002	624,927	3,656,666	$1.85

Options granted	(944,500)	944,500	$6.67
Options exercised	—	(266,130)	$0.41
Options cancelled	543,123	(543,123)	$4.02

Balances, December 31, 2003	223,550	3,791,913	$2.83

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2003.

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Number Outstanding	Weighted- Average Exercise Price
$ 0.10	1,547,200	5.67	1,547,200	$ 0.10
$ 0.20	26,667	5.89	26,605	$ 0.20
$ 0.50	175,792	6.51	154,741	$ 0.50
$ 0.75	47,146	7.05	33,844	$ 0.75
$ 2.50	205,546	7.41	129,174	$ 2.50
$ 3.00	62,000	7.50	39,750	$ 3.00
$ 4.25	1,150,562	8.91	275,801	$ 4.25
$ 4.50	119,000	7.64	69,417	$ 4.50
$ 5.50	140,000	7.73	78,750	$ 5.50
$ 6.00	83,000	9.68	3,500	$ 6.00
$ 6.50	20,000	7.78	14,042	$ 6.50
$ 7.25	5,000	7.90	2,604	$ 7.25
$13.80	210,000	9.93	5,000	$13.80

	3,791,913	7.31	2,380,428	$1.19

As of December 31, 2002, there were 1,979,059 outstanding options that were exercisable.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based compensation

During the years ended December 31, 2001 and 2003, the Company issued options to certain employees and directors under the 1998 Plan with exercise prices below the estimated fair value, determined with hindsight, of the Company’s common stock on the date of grant. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock options and the estimated fair value of the Company’s stock on the date of grant. This deferred stock-based compensation is being amortized to expense on a straight-line-basis over the period during which the Company’s right to repurchase the stock lapses or the options become vested, generally four years. During the years ended December 31, 2001, 2002 and 2003, the Company recorded deferred stock-based compensation in the amount of $4,206,000, $0 and $3,803,000, respectively. During the years ended December 31, 2002 and 2003, the Company reversed deferred stock-based compensation of $78,000 and $1,212,000, respectively, for options cancelled in connection with employee terminations. During the years ended December 31, 2001, 2002 and 2003, the Company recorded employee stock-based compensation expense of $487,000, $1,026,000 and $1,318,000, respectively.

Stock-based compensation expense related to stock options granted to non-employees is recognized on a straight-line-basis as the stock options are earned in accordance with SFAS No. 123. The Company believes that the fair values of the stock options are more reliably measurable than the fair values of the services received. The estimated fair values of the stock options granted are calculated at each reporting date using the Black-Scholes option pricing model, as prescribed by SFAS No. 123, using the following weighted-average assumptions:

	Years Ended December 31,
	2001	2002	2003
Risk-free interest rate	5.32%	4.59%	4.19%
Contractual life (in years)	10	10	10
Dividend yield	—	—	—
Expected volatility	80%	80%	80%

The stock-based compensation expense related to non-employees will fluctuate as the deemed fair market value of the common stock fluctuates as the options are earned. In connection with the grants of stock options to non-employees during the years ended December 31, 2001, 2002 and 2003, the Company recorded stock-based compensation expense of $265,000, $171,000 and $106,000, respectively.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8 — INCOME TAXES:

The components of the provision for income taxes are as follows (in thousands):

	December 31,
	2001	2002	2003
Current:
Federal	$1,129	$990	$2,413
State	72	69	214
Foreign	—	6	48

	1,201	1,065	2,675

Deferred:
Federal	(130)	(210)	(606)
State	31	(100)	19
Change in valuation allowance	(760)	—	—

	(859)	(310)	(587)

Total provision for income taxes	$342	$755	$2,088

The Company’s deferred tax asset consists of the following (in thousands):

	December 31,
	2002	2003
Capitalized start-up costs	$11	$13
Credits	106	—
Accrued warranty	575	656
Other Accruals and reserves	204	659
Stock-based compensation	167	384
Depreciation and amortization	106	44

Deferred tax asset	$1,169	$1,756

The differences between the U.S. federal statutory income tax rate to the Company’s effective tax are as follows:

	Years Ended December 31,
	2001	2002	2003
Tax at federal statutory rate	34.00%	34.00%	34.00%
State, net of federal benefit	5.83	4.34	4.58
Meals and entertainment	2.38	2.45	0.67
Benefit for research and development credit	(3.76)	(25.62)	(4.62)
Stock-based compensation	—	41.03	5.92
Change in valuation allowance	(28.35)	—	—
Other	2.64	(2.85)	(0.35)

Provision for taxes	12.74%	53.35%	40.20%

Management evaluates on a periodic basis the recoverability of deferred tax assets and the need for a valuation allowance. At December 31, 2001, the Company released its valuation allowance against its deferred tax asset and recorded a benefit of $760,000 that, in the opinion of management, is more likely than not to be realized.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9 — NET INCOME PER SHARE:

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed by giving effect to all dilutive potential common shares, including options, common stock subject to repurchase, warrants and redeemable convertible preferred stock. A reconciliation of the numerator and denominator used in the calculation of historical basic and diluted net income per share follows (in thousands):

	Years Ended December 31,
	2001	2002	2003
Numerator:
Net income	$2,339	$660	$3,106

Denominator:
Weighted-average number of common shares outstanding	1,825	1,878	2,106
Less: Weighted-average shares subject to repurchase	(345)	(68)	—

Weighted-average number of common shares outstanding used in computing basic net income per share	1,480	1,810	2,106
Dilutive potential common shares used in computing diluted net income per share	7,251	7,001	6,729

Total weighted-average number of shares used in computing diluted net income per share	8,731	8,811	8,835

Anti-dilutive securities

The following outstanding options and warrants (prior to the application to the treasury stock method) were excluded from the computation of diluted net income per common share for the periods presented because including them would have had an antidilutive effect (in thousands):

	Years Ended December 31,
	2001	2002	2003
Options to purchase common stock	85	—	210

NOTE 10 — EMPLOYEE BENEFIT PLAN:

In April 1999, the Company adopted a defined contribution retirement plan (the “plan”), which qualifies under Section 401(k) of the Internal Revenue Code. The plan covers all employees. Eligible employees may make voluntary contributions to the plan up to 15% of their annual compensation, subject to statutory annual limitations, and the Company is allowed to make discretionary contributions. During the years ended December 31, 2001, 2002, 2003, the Company made contributions of $124,000, $160,000 and $174,000, respectively, under the plan.

NOTE 11 — SUBSEQUENT EVENTS:

Authorized number of common shares

On January 12, 2004, the Board of Directors approved an amendment to the Company’s amended and restated certificate of incorporation increasing the number of authorized common and preferred stock to 50,000,000 shares and 5,000,000 shares, respectively.

CUTERA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2004 Equity Incentive Plan

On January 12, 2004, the Board of Directors adopted the 2004 Equity Incentive Plan. A total of 1,750,000 shares of common stock were reserved for issuance pursuant to the 2004 Equity Incentive Plan. In addition, the shares reserved for issuance under the 2004 Equity Incentive Plan included shares reserved but unissued under the 1998 Plan and shares returned to the 1998 Plan as the result of termination of options or the repurchase of shares.

2004 Employee Stock Purchase Plan

On January 12, 2004, the Board of Directors adopted the 2004 Employee Stock Purchase Plan. A total of 200,000 shares of common stock were reserved for issuance pursuant to the 2004 Employee Stock Purchase Plan.

Many Procedures.
Any Patient. One Platform.
COOLGLIDE
CV
Hair Removal
COOLGLIDE
Excel
Vein Treatments
Hair Removal
COOLGLIDE
Vantage
Skin Rejuvenation
Vein Treatments
Hair Removal
COOLGLIDE
Xeo
Pigmented Lesion Treatments
Skin Rejuvenation
Vein Treatments
Hair Removal
CUTERA
www.cutera.com

3,532,000 Shares

CUTERA, INC.

Common Stock

PROSPECTUS

Until                         , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

SG Cowen

RBC Capital Markets

                , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Cutera in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee and the NASD filing fee.

Amount to be Paid
Securities and Exchange Commission registration fee	$5,850
NASD filing fee	7,687
Nasdaq National Market listing fee	100,000
Blue Sky fees and expenses	10,000
Printing and Engraving expenses	250,000
Legal fees and expenses	500,000
Accounting fees and expenses	700,000
Transfer Agent and Registrar fees	5,000
Miscellaneous	121,463

Total	$1,700,000

ITEM 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article VII of our Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of our Bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with our directors, executive officers and others, in addition to indemnification provided for in our Bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

The Purchase Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

ITEM 15.    Recent Sales of Unregistered Securities

We have issued and sold the following securities:

1.  From August 1998 through January 31, 2004, we granted options to purchase 5,549,382 shares of our common stock at prices ranging from $0.10 to $13.80 per share, 688,137 of which were exercised at prices ranging from $0.10 to $3.00 per share.

2.  On November 12, 1999, we issued and sold to 6 private investors an aggregate of 2,675,000 shares of Series B preferred stock (convertible into an aggregate of 2,675,000 shares of common stock) at a purchase price per share of common stock of $2.00.

3.  On November 19, 1998, we issued and sold to 18 private investors an aggregate of 2.0 million shares of Series A preferred stock (convertible into an aggregate of 2.0 million shares of common stock) at a purchase price per share of common stock of $1.00.

4.  On September 10, 2003, we issued and sold to MedVenture Associates III, LP 47,960 shares of Series B preferred stock and MedVen Affiliates III, LP 2,040 shares of Series B preferred stock upon their exercise of outstanding warrants to purchase Series B preferred stock at an exercise price per share of Series B preferred stock of $2.00.

5.  On February 11, 1999 and May 24, 2000, we issued and sold to Silicon Valley Bank a warrant to purchase 9,000 shares of our Series A preferred stock at an exercise price per share of Series A preferred stock of $1.00 per share and a warrant to purchase 11,000 shares of our Series B preferred stock at an exercise price per share of Series B preferred stock of $2.00 per share, respectively.

As of January 31, 2004, there were outstanding warrants to purchase 9,000 shares of our Series A convertible preferred stock and 11,000 shares of our Series B convertible preferred stock at an exercise price of $1.00 per share and $2.00 per share, respectively. Assuming conversion of Series A and Series B convertible preferred stock into common stock upon completion of this offering, the warrant to purchase Series A preferred stock will be exercisable for 9,000 shares of common stock at an exercise price of $1.00 per share, and the warrant to purchase Series B preferred stock will be exercisable for 11,000 shares of common stock at an exercise price of $2.00 per share. The warrant to purchase 9,000 shares of Series A preferred stock is exercisable at any time prior to February 2004, and the warrant to purchase 11,000 shares of Series B preferred stock is exercisable at any time prior to May 2007. We issued the warrants to Silicon Valley Bank in connection with a line of credit.

The sales of the above securities were deemed to be exempt from registration under the Securities Act with respect to items 2, 3, 4 and 5 above in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, and with respect to Item 1 above Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Purchase Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant (Delaware) as currently in effect and the Certificate of Amendments thereto.

3.2*	Amended and Restated Certificate of Incorporation of the Registrant (Delaware) to be effective upon closing of the offering.

3.3*	Bylaws of the Registrant as currently in effect.

3.4*	Bylaws of the Registrant to be effective upon the closing of the offering.

4.1*	Specimen Common Stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1*	Form of Indemnification Agreement for directors and executive officers.

10.2*	1998 Stock Plan.

10.3*	2004 Equity Incentive Plan.

10.4*	2004 Employee Stock Purchase Plan.

10.5*	Amended and Restated Investor Rights Agreement dated November 12, 1999 by and among the Registrant and certain stockholders.

10.6*	Brisbane Technology Park Lease dated August 5, 2003 by and between the Registrant and Gal-Brisbane, L.P. for office space located at 3240 Bayshore Boulevard, Brisbane, California.

10.7*†	Sales Agent Agreement dated February 14, 2003 by and between the Registrant and PSS World Medical, Inc. and the Amendments thereto.

23.1	Consent of Independent Accountants.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

24.1*	Power of Attorney (see page II-5 of original filing).

*	Previously filed.
†	Portions of the Exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the Securities and Exchange Commission.

(b) Schedule II—Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are inapplicable or the requested information is shown in the financial statements of the Registrant or notes thereto.

CUTERA, INC.

VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for doubtful accounts receivable
Year ended December 31, 2001	$8	$77	$4	$81
Year ended December 31, 2002	$81	$141	$82	$140
Year ended December 31, 2003	$140	$333	$166	$307
Reserve for excess and obsolete inventory
Year ended December 31, 2001	$—	$542	$488	$54
Year ended December 31, 2002	$54	$993	$923	$124
Year ended December 31, 2003	$124	$139	$60	$203

ITEM 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Brisbane, State of California, on the 9th day of March 2004.

CUTERA, INC.

By:	/S/ KEVIN P. CONNORS
Kevin P. Connors
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ KEVIN P. CONNORS Kevin P. Connors	President, Chief Executive Officer and Director (Principal Executive Officer)	March 9, 2004

/s/ RONALD J. SANTILLI* Ronald J. Santilli	Chief Financial Officer and Vice President of Finance and Administration (Principal Accounting Officer)	March 9, 2004

/s/ DAVID A. GOLLNICK* David A. Gollnick	Vice President of Research and Development and Director	March 9, 2004

/s/ DAVID B. APFELBERG* David B. Apfelberg	Director	March 9, 2004

/s/ ANNETTE J. CAMPBELL-WHITE* Annette J. Campbell-White	Director	March 9, 2004

/s/ GUY P. NOHRA* Guy P. Nohra	Director	March 9, 2004

Jerry P. Widman	Director

*By: /s/ KEVIN P. CONNORS Kevin P. Connors Attorney-in-Fact

Exhibit Index

Exhibit No.	Description
1.1*	Form of Purchase Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant (Delaware) as currently in effect and the Certificate of Amendments thereto.

3.2*	Amended and Restated Certificate of Incorporation of the Registrant (Delaware) to be effective upon closing of the offering.

3.3*	Bylaws of the Registrant as currently in effect.

3.4*	Bylaws of the Registrant to be effective upon the closing of the offering.

4.1*	Specimen Common Stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1*	Form of Indemnification Agreement for directors and executive officers.

10.2*	1998 Stock Plan.

10.3*	2004 Equity Incentive Plan.

10.4*	2004 Employee Stock Purchase Plan.

10.5*	Amended and Restated Investor Rights Agreement dated November 12, 1999 by and among the Registrant and certain stockholders.

10.6*	Brisbane Technology Park Lease dated August 5, 2003 by and between the Registrant and Gal-Brisbane, L.P. for office space located at 3240 Bayshore Boulevard, Brisbane, California.

10.7*†	Sales Agent Agreement dated February 14, 2003 by and between the Registrant and PSS World Medical, Inc. and the Amendments thereto.

23.1	Consent of Independent Accountants.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

24.1*	Power of Attorney (see page II-5 of original filing).

*	Previously filed.
†	Portions of the Exhibit have been omitted pursuant to a request for confidential treatment. The confidential portions have been filed with the Securities and Exchange Commission.